UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COLUCID PHARMACEUTICALS, INC.

(Name of Subject Company)

COLUCID PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number of Class of Securities)

Thomas P. Mathers

Chief Executive Officer

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

(857) 285-6495

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Daniel L. Boeglin

Jonathan R. Zimmerman

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is CoLucid Pharmaceuticals, Inc., a Delaware corporation. The address of CoLucid’s principal executive office is 222 Third Street, Suite 1320, Cambridge, MA 02142. The telephone number of CoLucid’s principal executive office is (857) 285-6495. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “CoLucid,” “we,” “us,” and “our” refer to CoLucid Pharmaceuticals, Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is CoLucid’s common stock, par value of $0.001 per share (the “Common Stock” or the “Shares”). As of January 30, 2017, there were 19,284,290 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of CoLucid, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in “Item 1. Subject Company Information.”

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding Shares at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 31, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Lilly and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 31, 2017. Purchaser is controlled by Lilly. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 17, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CoLucid, Lilly and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (defined below) (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer), as soon as practicable following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into CoLucid (the “Merger”), with CoLucid surviving as the surviving corporation and a wholly-owned subsidiary of Lilly (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by CoLucid’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of the Offer Conditions (as defined in the Merger Agreement), after the expiration of the Offer, Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as soon as practicable after

Purchaser is permitted to do so under applicable law, and is thereafter required to consummate the Merger as soon as practicable. The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the “Acceptance Time.” Accordingly, CoLucid does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, or (ii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares (all such shares, the “Excluded Shares”)) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on January 31, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute past 11:59 p.m., New York City time, on February 28, 2017, unless the Offer is otherwise extended or earlier terminated.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at Lilly Corporate Center, Indianapolis, IN 46285.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of CoLucid, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between: (i) CoLucid or its affiliates, on the one hand, and Lilly, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) CoLucid or its affiliates, on the one hand, and CoLucid’s executive officers, directors or affiliates, on the other hand.

Arrangements between CoLucid and Lilly

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among CoLucid, Lilly and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide CoLucid’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about CoLucid in its reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to any party to the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of CoLucid, Lilly and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among CoLucid, Lilly and Purchaser and may be subject to important qualifications and limitations agreed to by CoLucid, Lilly and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to CoLucid’s SEC filings or may have been used for purposes of allocating risk among CoLucid, Lilly and Purchaser rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of CoLucid, Lilly and Purchaser or any of their respective subsidiaries or affiliates.

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On September 23, 2016, Lilly and CoLucid entered into a Confidentiality Agreement, dated as of September 19, 2016 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Lilly and CoLucid agreed that, subject to certain exceptions, certain non-public information each party may make available to the other will not be disclosed or used for any purpose other than the possible acquisition transaction involving Lilly and CoLucid. Lilly and CoLucid also agreed to certain “standstill” provisions, which were terminated upon the execution of the Merger Agreement. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements dated as of January 17, 2017 (the “Tender and Support Agreements”) with each of Novo A/S (“Novo”), A.M. Pappas Life Science Ventures III, L.P. (“Pappas Life Science Ventures”), PV III CEO Fund, LP (“PV III”), Pappas Capital, LLC (“Pappas Capital”) and TVM Life Science Ventures VII, L.P. (“TVM Life Science Ventures”) (each a “Supporting Stockholder”).

As of January 17, 2017, Novo beneficially owned 3,156,563 Shares (or approximately 16.4% of all Shares outstanding as of January 12, 2017), Pappas Life Science Ventures beneficially owned 1,888,609 Shares (or approximately 9.8% of all Shares outstanding as of January 12, 2017), PV III owned 98,757 Shares (or approximately 0.5% of all Shares outstanding as of January 12, 2017), Pappas Capital owned 5,528 Shares (or approximately 0.03% of all Shares outstanding as of January 12, 2017) and TVM Life Science Ventures owned 1,545,386 Shares (or approximately 8.0% of all Shares outstanding as of January 12, 2017). As of January 17, 2017, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,694,843 Shares (or approximately 34.7% of all Shares outstanding as of January 12, 2017). Lilly expressly disclaims beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

The Tender and Support Agreements for the Supporting Stockholders terminate upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time or (iii) the date on which any amendment to the

Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Supporting Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered.

During the period from January 17, 2017 until the termination of the Tender and Support Agreements as described in the previous paragraph (the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement). During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

The foregoing summary of the provisions of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

License Agreement

On February 10, 2015, Lilly and CoLucid amended and restated their development and license agreement (the “License Agreement”), which consolidated a number of amendments to the development and license agreement between CoLucid and Lilly dated December 16, 2005. Pursuant to the License Agreement, CoLucid holds a worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Lilly for lasmiditan, its product candidate, for all human health purposes. The license is exclusive except that Lilly has retained the right to conduct research on lasmiditan and products containing lasmiditan for internal research purposes only. The term of the License Agreement will expire on a country-by-country basis upon expiration of CoLucid’s royalty obligations in such country, which occurs on the later of the tenth anniversary of the first commercial sale in such country or the expiration of the last-to-expire licensed patent in such country. Upon expiration of royalty payment provisions in a given country, CoLucid will have a fully paid up, perpetual, irrevocable know-how license in such country, unless the License Agreement is terminated earlier.

Lilly may terminate the agreement for uncured material breach, in whole or on a country-by-country basis. Lilly may also terminate the License Agreement upon a change of control of CoLucid, unless the new owner agrees to be bound by the terms and conditions of the License Agreement. Either party may terminate the License Agreement upon written notice in the event of bankruptcy or force majeure. CoLucid has the right to terminate in the case of material breach by Lilly or if CoLucid believes it would be commercially unreasonable to continue to develop lasmiditan.

Under the License Agreement, CoLucid is also responsible for and has control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan under the License Agreement. In the event CoLucid decides to allow any licensed patent to lapse, Lilly may assume the responsibility for the patent and CoLucid will surrender its rights in the relevant affected countries. CoLucid has the first right (but not the obligation) to enforce these patent rights, and Lilly has agreed to cooperate and assist CoLucid in matters regarding infringement as well as patent term extensions and certifications.

During the term of the License Agreement, CoLucid is required to use reasonable commercial efforts to develop and obtain regulatory approvals for selling products containing lasmiditan in all major markets, which include Japan, France, Germany, Italy, Spain, the United Kingdom and the United States. If CoLucid obtains regulatory approval for one of its product candidates containing lasmiditan, CoLucid is required to use reasonable commercial efforts to commercialize the product in that country. If CoLucid does not satisfy this obligation, Lilly may terminate the License Agreement in accordance with the terms and in the manner set forth in the License Agreement.

Upon execution of the original agreement in 2005, CoLucid paid an upfront license fee to Lilly of $1 million and issued Shares to Lilly. Upon achievement of certain regulatory and/or sales milestones with respect to products containing lasmiditan, CoLucid will be obligated to make future payments to Lilly of up to $32 million for the first indication and up to $3 million for each subsequent indication. In addition, CoLucid will be obligated to pay Lilly tiered royalties of between 8% and 11% (subject to downward adjustment in certain circumstances) on net sales of products containing lasmiditan. None of CoLucid’s upfront or milestone payments are creditable against its royalty obligations.

The foregoing summary of the provisions of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the License Agreement, a form of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between Lilly and Certain Entities Associated with CoLucid’s Directors

Lilly owns a non-controlling limited partnership interest, which represents approximately 38% of the economic interest, in TVM Life Science Ventures, which is a Supporting Stockholder. Dr. Luc Marengere, a director of CoLucid, is a managing partner of TVM Capital Life Science which, among other things, advises TVM Life Science Ventures. Lilly expressly disclaims beneficial ownership of all Shares owned by such fund.

Lilly owns a non-controlling limited liability company membership interest, which represents approximately 29% of the economic interest, in a fund of funds that owns non-controlling limited partnership interests in investment funds that own Shares, including a non-controlling limited partnership interest, which represents approximately 12% of the economic interest, in Pappas Life Science Ventures, which is a Supporting Stockholder. Arthur M. Pappas, a director of CoLucid, is the Managing Partner of Pappas Capital, which manages a series of venture capital funds, including Pappas Life Science Ventures, and Mr. Pappas has an ownership interest in such fund. Lilly expressly disclaims beneficial ownership of all Shares owned by such funds.

Arrangements between CoLucid and its Executive Officers, Directors and Affiliates

Certain of CoLucid’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of CoLucid’s stockholders generally, which may create potential conflicts of interest. The Board of Directors of CoLucid (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of CoLucid hold outstanding Shares, CoLucid stock options and CoLucid restricted stock units.

Shares

CoLucid’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other CoLucid stockholders who tender their Shares into the Offer. If the Merger is consummated, any Shares owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the same Merger Consideration per Share on the same terms and conditions as the other CoLucid stockholders whose Shares are exchanged in the Merger.

Consideration for Shares

The approximate value of the cash payments that each director and executive officer of CoLucid would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. The amounts set forth in the table below are based on the number of Shares held by CoLucid’s directors and executive officers as of January 31, 2017 and are calculated before any taxes that may be due on such amounts paid, based on the Offer Price of $46.50 per share.

Name	Number of Shares (excluding Equity Awards)	Transaction Consideration for Shares
Executive Officers and Directors
Thomas P. Mathers, Chief Executive Officer and Director	173,519	$8,068,634
Matthew D. Dallas, Chief Financial Officer	2,628	$122,202
Bernice Kuca, Head, Clinical and Regulatory Operations	2,586	$120,249
Linda Hogan, Head, Business Development and Strategy	—	$—
Raymond D. Skwierczynski, Ph.D., Head, Pharmaceutical Operations	3,388	$157,542
Mark Corrigan, M.D., Director	—	$—
Martin Edwards, Director	—	$—
Alison Lawton, Director	—	$—
Luc Marengere, Ph.D., Director	—	$—
Arthur M. Pappas, Director	1,894,137	$88,077,371
Marvin L. White, Director	—	—
All of our current directors and executive officers as a group (11 persons)	2,076,258	$96,545,997

Equity-Based Incentive Awards

CoLucid has granted to its directors and executive officers options to purchase Shares from CoLucid (each, an “Option”) pursuant to CoLucid’s 2006 Equity Incentive Plan (the “2006 Equity Plan”) and CoLucid’s 2015 Equity Incentive Plan (the “2015 Equity Plan” and, together with the 2006 Equity Plan, the “Equity Plans”), as applicable, and has issued restricted stock units (each, a “RSU”) to its executive officers pursuant to the 2015 Equity Plan.

Stock Options

The Merger Agreement provides that each outstanding Option, whether vested or unvested, will be cancelled as of immediately prior to the Effective Time and will be converted into the right to receive (a) a lump sum cash payment in the amount of the Merger Consideration, less the exercise price of such Option, subject to any required withholding taxes, multiplied by the number of Shares issuable under such Option, if the exercise price of the Option is less than the Merger Consideration, or (b) no consideration, if the exercise price of the Option is greater than or equal to the Merger Consideration.

Each holder of an Option that is cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Options held by CoLucid’s executive officers and directors as of January 31, 2017, based on the Offer Price of $46.50 per share.

Name	Number of Stock Options	Value of Stock Options
Executive Officers and Directors
Thomas P. Mathers, Chief Executive Officer and Director	443,508	$16,457,792
Matthew D. Dallas, Chief Financial Officer	247,754	$9,238,096
Bernice Kuca, Head, Clinical and Regulatory Operations	307,881	$11,359,532
Linda Hogan, Head, Business Development and Strategy	79,301	$2,994,925
Raymond D. Skwierczynski, Ph.D., Head, Pharmaceutical Operations	105,000	$4,269,150
Mark Corrigan, M.D., Director	17,011	$704,742
Martin Edwards, Director	—	$—
Alison Lawton, Director	10,975	$421,714
Luc Marengere, Ph.D., Director	19,329	$724,796
Arthur M. Pappas, Director	14,851	$575,514
Marvin L. White, Director	18,554	$710,128
All of our current directors and executive officers as a group (11 persons)	1,264,164	$47,456,389

Restricted Stock Units

The Merger Agreement provides that each outstanding RSU, whether vested or unvested, will be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to (x) the number of Shares subject to such RSU, multiplied by (y) the Merger Consideration, subject to any required withholding taxes.

Each holder of a RSU that is cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the RSUs held by CoLucid’s executive officers and directors as of January 31, 2017, based on the Offer Price of $46.50 per share.

Name	Number of RSUs Held	Value of RSUs
Executive Officers and Directors
Thomas P. Mathers, Chief Executive Officer and Director	188,147	$8,748,836
Matthew D. Dallas, Chief Financial Officer	37,500	$1,743,750
Bernice Kuca, Head, Clinical and Regulatory Operations	37,500	$1,743,750
Linda Hogan, Head, Business Development and Strategy	—	$—
Raymond D. Skwierczynski, Ph.D., Head, Pharmaceutical Operations	—	$—
Mark Corrigan, M.D., Director	—	$—
Martin Edwards, Director	—	$—
Alison Lawton, Director	—	$—
Luc Marengere, Ph.D., Director	—	$—
Arthur M. Pappas, Director	—	$—
Marvin L. White, Director	—	$—
All of our current directors and executive officers as a group (11 persons)	263,147	$12,236,336

Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the current purchase period for CoLucid’s Employee Stock Purchase Plan (the “ESPP”), which commenced on December 1, 2016 and was otherwise scheduled to end on May 31, 2017, will be treated as the final purchase period for purposes of the ESPP. Subject to the consummation of the Merger, the ESPP will terminate prior to the Effective Time. Prior to the Effective Time, CoLucid will take actions necessary to (a) provide that the current purchase period and each participant’s outstanding right to purchase Common Stock under the ESPP shall terminate as of the end of the current purchase period, (b) provide that no further offering or purchase periods shall be commenced, (c) if the Effective Time would otherwise occur before the end of the current purchase period, shorten the current purchase period as of a specified trading day at least ten days prior to the date on which the Effective Time occurs, and (d) ensure that participants in the ESPP may not increase their payroll deduction during the current purchase period from those in effect. All amounts accrued in each participant’s account under the ESPP as of the purchase date at the end of the current purchase period shall be used to purchase Common Stock at the applicable price for the current purchase period, with it being understood that the purchase price for the shares shall not exceed $72,000 in the aggregate. Mr. Dallas’ monthly contribution to the ESPP for the current purchase period is $1,167; Ms. Kuca’s monthly contribution to the ESPP for the current purchase period is $2,063; and Mr. Skwierczynski’s monthly contribution to the ESPP for the current purchase period is $3,375.

Existing Severance Plan and Employment Arrangements

CoLucid has entered into employment agreements with certain of its executive officers and has a severance plan in place for certain employees (the “Severance Plan”). The employment agreements and the Severance Plan provide for certain payments upon a termination of employment for specified reasons as described below.

CoLucid’s employment agreement with Mr. Mathers provides that if at any time within 12 months following a change in control of CoLucid, his employment is terminated by CoLucid “without cause” or by him for “good reason” (as those terms are defined in his employment agreement), Mr. Mathers will be entitled to receive, in addition to amounts that have been earned prior to the termination date, the following severance benefits for a period of 24 months, paid in accordance with customary payroll practices:

•	salary continuation at his base salary rate in effect on the termination date;

•	an additional monthly severance amount equal to one-twelfth of the average annual cash bonus CoLucid paid to him during the last three fiscal years prior to the termination date (or if he was not employed for that period of time, using the number of fiscal years he has been employed with us);

•	an additional monthly severance amount equal to 140% of the monthly amount charged for COBRA continuation coverage at the same levels applicable to him and his covered dependents immediately prior to the termination date;

•	reimbursement for reasonable outplacement or career transition services, up to $20,000; and

•	the unvested portion of his then outstanding equity incentive awards that would have vested during the period that these benefits are provided will vest immediately and, if applicable, become exercisable.

Mr. Mathers’ employment agreement provides that if any of the payments or benefits provided to Mr. Mathers in connection with the change in control constitutes an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, such payments or benefits will be either (i) payable in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, whichever results in the receipt by Mr. Mathers on an after-tax basis of the greatest amount of payments and benefits after taking into account applicable taxes. All severance payments under Mr. Mathers’ employment agreement are subject to him executing a release of claims in CoLucid’s favor and to his compliance with the non-disclosure and restrictive covenants contained in his employment agreement.

CoLucid’s employment agreement with Mr. Dallas provides that if his employment is terminated by CoLucid “without cause” or by him for “good reason” (as those terms are defined in his employment agreement),

Mr. Dallas will be entitled to receive, in addition to amounts that have been earned prior to the termination date, the following severance benefits for a period of six months, paid in accordance with customary payroll practices:

•	salary continuation at his base salary rate in effect on the termination date;

•	an additional monthly severance amount equal to one-twelfth of the average annual cash bonus CoLucid paid to him during the last three fiscal years prior to the termination date (or if he was not employed for that period of time, using the number of fiscal years he has been employed with us);

•	an additional monthly severance amount equal to 140% of the monthly amount charged for COBRA continuation coverage at the same levels applicable to him and his covered dependents immediately prior to the termination date;

•	reimbursement for reasonable outplacement or career transition services, up to $10,000; and

•	the unvested portion of his then outstanding equity incentive awards that would have vested during the period that these benefits are provided will vest immediately and, if applicable, become exercisable.

Mr. Dallas’ employment agreement provides that if any of the payments or benefits provided to Mr. Dallas in connection with the change in control constitutes an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, such payments or benefits will be either (i) payable in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, whichever results in the receipt by Mr. Dallas on an after-tax basis of the greatest amount of payments and benefits after taking into account applicable taxes. All severance payments under Mr. Dallas’ employment agreement are subject to him executing a release of claims in CoLucid’s favor and to his compliance with the non-disclosure and restrictive covenants contained in his employment agreement.

CoLucid has in place a Severance Plan, which covers all salaried employees of CoLucid and applies to the extent that an employee’s individual employment agreement does not provide for the payment of a greater amount of severance pay (other than severance payments specifically due to COBRA premiums or outplacement) than the Severance Plan. In the event of a termination by CoLucid “without cause” or resignation by the executive for “good reason” (as those terms are defined in the Severance Plan) following the consummation of the Transactions, the payments and benefits described above for Messrs. Mathers and Dallas under their respective employment agreements would exceed the amounts payable under the Severance Plan. As a result, the Severance Plan provisions will not be applicable to Mr. Mathers or Mr. Dallas and their individual employment agreements would apply. Further, Ms. Hogan is not a salaried employee of CoLucid, and therefore the Severance Plan does not apply to her. Each of Ms. Kuca and Mr. Skwierczynski has an employment letter agreement with CoLucid, but such agreement does not provide for severance payments to the executive in excess of the severance payments under the Severance Plan. As a result, Ms. Kuca and Mr. Skwierczynski would receive the following lump sum payment pursuant to the Severance Plan in the event of a termination by CoLucid “without cause” or resignation by the executive for “good reason” (as those terms are defined in the Severance Plan) within 12 months following the consummation of the Transactions:

•	an amount equal to six months of his or her base salary in effect at the time of employment termination; plus

•	one-half of the average annual cash bonus paid by CoLucid to him or her during the last three fiscal years prior to the termination date (or if employed for a shorter period, the average shall be calculated using the number of fiscal years the employee has been employed with CoLucid).

In addition, in such an event, the unvested portion of the employee’s then outstanding equity incentive awards that would have vested in the six month period following his or her termination of employment will vest and become exercisable.

All severance payments under the Severance Plan are subject to the employee executing a release of claims in CoLucid’s favor, which release will generally include provisions regarding noncompetition with CoLucid for a period of time after termination, confidentiality, return of CoLucid property and other topics. The Severance Plan provides that all severance benefits payable thereunder will be terminated if the employee violates the noncompetition or confidentiality provisions contained in the release or any other agreement with CoLucid. Severance payments under the Severance Plan will be reduced by the amount of cash severance otherwise paid to the employee by CoLucid in connection with such termination of employment, whether under an employment agreement or any other agreement.

Compensation Arrangements Entered into in Connection With the Transactions

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of CoLucid’s current directors or executive officers have entered into any new agreements or arrangements with Lilly, CoLucid or their respective affiliates regarding continued service with Lilly, CoLucid or their respective affiliates after the Effective Time, it is possible that Lilly, CoLucid or their respective affiliates may enter into employment or other arrangements with CoLucid’s management in the future. The existing employment agreements and Severance Plan will apply following the Merger.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Lilly has agreed that it will, or will cause the Surviving Corporation to, for a period of one year following the closing of the Merger, provide to each employee of CoLucid who continues employment with Lilly or the Surviving Corporation during such one-year period (a “Continuing Employee”): (i) the same salary or hourly wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) the same short-term (annual or more frequent) target bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time; and (iii) benefits (excluding equity and equity-based awards and change in control plans, programs or arrangements) that are substantially comparable to those provided to such Continuing Employee under the benefit plans, programs, policies, agreements and arrangements of CoLucid in effect immediately prior to the Effective Time. Nothing contained in the Merger Agreement will be construed as precluding the Surviving Corporation from terminating the employment of any Continuing Employee for any lawful reason.

Pursuant to the Merger Agreement, from and after the Effective Time, Lilly has agreed that it will honor and will cause the Surviving Corporation to honor all employee benefit plans of CoLucid (excluding CoLucid Equity Plans and CoLucid’s Employee Stock Purchase Plan to be terminated at or prior to the Effective Time in accordance with the Merger Agreement), in each case in accordance with their terms as in effect immediately before the Effective Time, except that the Merger Agreement does not prevent the amendment or termination of any specific employee benefit plan or contract in accordance with the terms thereof.

The Merger Agreement provides that for purposes of vesting, participation, eligibility for vacation pay and level of benefits under the employee benefit plans of Lilly providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee will be credited with his or her years of service with CoLucid and its predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan in which such Continuing Employee participated immediately prior to the Effective Time, except to the extent that a duplication of benefits would result or for purposes of benefit accrual. In addition, the Merger Agreement provides that: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans except to the extent any waiting period in effect under the comparable employee benefit plan in which such Continuing Employee participated immediately prior to the Effective Time would not have been satisfied; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, Lilly shall cause all pre-existing condition exclusions of such New Plan to be waived for such Continuing Employee and his or her covered dependents. Nothing in the Merger

Agreement obligates Lilly or any of its affiliates (including CoLucid following the Effective Time) to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevents Lilly or any of its affiliates (including CoLucid following the Effective Time) from modifying, amending or terminating any such plan, program or other compensatory or benefits arrangement at any time.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of CoLucid’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CoLucid and its Executive Officers, Directors and Affiliates.”

The table below assumes that: (i) the Effective Time will occur on March 1, 2017; (ii) the employment of each named executive officer will be terminated on such date and in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment agreement or the Severance Plan, as applicable, except that payments in respect of all outstanding equity awards will be made as provided in the Merger Agreement; (iii) the named executive officer’s base salary rate remains unchanged; (iv) the number of outstanding equity awards held by the named executive officer as of January 31, 2017 remains the same between such date and the Effective Time; (v) the price per Share is $46.50, the per Share Merger Consideration as specified in the Merger Agreement; and (vi) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions and/or a qualifying termination, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with their terms, absent the Transactions and/or qualifying termination. The individuals named below represent the named executive officers identified in CoLucid’s 2016 Definitive Proxy Statement, as filed with the SEC on March 31, 2016. None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Perquisites/Benefits(4)	Total
Thomas P. Mathers	$1,425,000	$25,206,628	$92,296	$26,723,924
Matthew D. Dallas	$203,500	$10,981,846	$28,074	$11,213,420
Bernice Kuca	$209,375	$13,103,282	$—	$13,312,657

(1)	The conditions under which each of these payments and benefits are to be provided are described in further detail under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements —Arrangements between CoLucid and its Executive Officers, Directors and Affiliates—Existing Severance Plan and Employment Arrangements” set forth above.
(2)

Represents (i) with respect to Mr. Mathers, the “double trigger” cash severance payments payable to him under his employment agreement upon a qualifying termination occurring within 12 months following a change in control of CoLucid, (ii) with respect to Mr. Dallas, the cash severance payments payable to him under his employment agreement upon a qualifying termination, and (iii) with respect to Ms. Kuca, the “double trigger” cash severance payments payable to her under the Severance Plan upon a qualifying termination occurring within 12 months following a change in control of CoLucid, in each case, which include the following components:

Name	Base Salary(a)	Bonus(b)	Total
Thomas P. Mathers	$900,000	$525,000	$1,425,000
Matthew D. Dallas	$157,500	$46,000	$203,500
Bernice Kuca.	$157,500	$51,875	$209,375

(a)	Represents 24 months of base salary for Mr. Mathers and six months of base salary for Mr. Dallas and Ms. Kuca.
(b)	Represents 24 months of the monthly amount of the average annual cash bonus for Mr. Mathers and six months of the monthly amount of the average annual cash bonus for Mr. Dallas and Ms. Kuca.
(3)	Represents the aggregate value of the “single trigger” consideration to be paid to each named executive officer in respect of all outstanding equity awards pursuant to the terms of the Merger Agreement. For the number of Options and RSUs held by each named executive officer as of January 31, 2017, and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CoLucid and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards.”
(4)	Represents (i) for Mr. Mathers, the value of the “double trigger” CoLucid-paid COBRA premiums for 24 months and $20,000 in reimbursement for reasonable outplacement or career transition services upon a qualifying termination occurring within 12 months following a change in control of CoLucid, and (ii) for Mr. Dallas, the value of the CoLucid-paid COBRA premiums for six months and $10,000 in reimbursement for reasonable outplacement or career transition services upon a qualifying termination.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, CoLucid’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

Pursuant to the Merger Agreement, Lilly and Purchaser agree that all rights to advancement of expenses, indemnification and exculpation by CoLucid in favor of each person who is or was an officer or director of CoLucid (each an “Indemnified Party”) for such person’s acts or omissions occurring prior to the Effective Time in his or her capacity as an officer or director of CoLucid as provided in CoLucid’s certificate of incorporation and by-laws (the “Charter Documents”) as in effect on the date of the Merger Agreement, or pursuant to any other indemnification agreements in effect on the date of the Merger Agreement, shall survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs. The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, Lilly will cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses to, the Indemnified Parties with respect to (i) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (ii) any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred by such Indemnified Party in his or her capacity as a current or former officer or director of CoLucid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, the Merger Agreement or any of the other Transactions, in either case, to the fullest extent permitted by the Charter Documents, any other indemnification agreements or applicable law. Further, under the Merger Agreement, from and after the Effective Time until the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable in any material respect regarding indemnification, advancement of expenses and exculpation of the Indemnified Parties than are set forth in the Charter Documents as in effect on the date of the Merger Agreement.

The Merger Agreement provides that Lilly will either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that was in effect on the date of the Merger Agreement (the “D&O Insurance”) covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with CoLucid, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the D&O Insurance; provided, that (A) Lilly may substitute one or more policies of a reputable and financially sound insurance company for the D&O Insurance, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the persons currently covered by the D&O Insurance; (B) Lilly will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the amount paid by CoLucid for coverage for the period of 12 months most recently commenced prior to the date of the Merger Agreement (such amount paid by CoLucid, the “Maximum Amount”); and (C) if the premium for the D&O Insurance or any substitutes therefor exceeds 250% of the Maximum Amount, Lilly will purchase a substitute policy with the greatest coverage available for 250% of the Maximum Amount. Lilly will provide, or cause to be provided, a copy of such D&O Insurance to each current director and officer of CoLucid.

Pursuant to the Merger Agreement, if Lilly or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, proper provision shall be made so that the successors and assigns of Lilly or the Surviving Corporation, as the case may be, will assume the obligations described above and in the Merger Agreement.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, CoLucid, acting through its Board and Compensation Committee, will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by CoLucid with current or future directors, officers or employees of CoLucid.

Section 16 Matters

The Merger Agreement provides that, prior to the Acceptance Time, CoLucid will, and is permitted to, take all such steps as may be required to cause any dispositions of shares of Common Stock in connection with the Transactions (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CoLucid to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on January 17, 2017, after careful consideration, the Board (upon the unanimous recommendation of a special committee of the Board (the “Special Committee”)) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer.

The Board (upon the unanimous recommendation of the Special Committee) unanimously recommends that CoLucid’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the joint press release issued by Lilly and CoLucid, dated January 18, 2017, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

In the ordinary course of its business, the Board and CoLucid’s management team review and discuss CoLucid’s long-term business plan and regularly assess CoLucid’s performance, strategies, risks and opportunities. As part of these ongoing efforts, the Board and CoLucid’s management team have periodically considered strategic alternatives to enhance value to CoLucid’s stockholders. In particular, the Board and CoLucid’s management team have considered a number of potential partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of CoLucid to enhance value to CoLucid’s stockholders.

On December 16, 2005, pursuant to a development and license agreement, CoLucid in-licensed from Lilly the exclusive, worldwide rights to make, use and sell the active pharmaceutical ingredient in lasmiditan and products containing that ingredient. In consideration for those rights, CoLucid made a cash payment to Lilly, issued Shares to Lilly, undertook certain milestone and royalty payment obligations to Lilly, and granted Lilly the right to appoint an observer to the Board, which right Lilly exercised until approximately mid-2014. The original development and license agreement with Lilly was amended and restated on February 10, 2015 to consolidate a number of amendments to the original development and license agreement, and the amended and restated development and license agreement is described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CoLucid and Lilly—License Agreement.” As required under the terms of the development and license agreement, CoLucid provided Lilly with regular updates on the development of lasmiditan.

On May 5, 2015, CoLucid completed the initial public offering of its Shares at a price of $10.00 per Share to fund clinical trials and the development of lasmiditan. These clinical trials included CoLucid’s first Phase 3 pivotal clinical trial of lasmiditan, or SAMURAI, the results of which were obtained in the third quarter of 2016.

The Board and CoLucid’s management team recognized that the release of the results of CoLucid’s SAMURAI trial could lead to either (a) CoLucid’s value decreasing significantly, possibly resulting in no value for lasmiditan, if the SAMURAI results were negative or (b) CoLucid’s value increasing significantly if lasmiditan demonstrated anticipated effects. In anticipation of the release of the results of CoLucid’s SAMURAI trial, in July 2016 the Board authorized CoLucid’s management team to engage MTS Health Partners, L.P. (“MTS”) as its financial advisor in connection with any interest in acquiring CoLucid that might arise out of the SAMURAI results, positive or negative, pursuant to an engagement letter with MTS. The Board made the decision to engage MTS based on, among other things, MTS’s credentials as a sophisticated transaction advisor with substantial knowledge and experience in the biopharmaceutical industry and mergers and acquisitions generally, as well as the Board’s prior experience with and confidence in the MTS representative designated to lead the engagement. On July 15, 2016, the Board approved CoLucid’s execution of the MTS engagement letter, which is dated as of June 30, 2016.

On September 6, 2016, CoLucid released the top-line data results of SAMURAI, indicating that SAMURAI achieved both its primary and key secondary efficacy endpoints with statistical significance. As anticipated by the Board, these results triggered a significant increase in CoLucid’s stock price (the closing price per Share was $10.66 on September 2, 2016, the last trading day before the SAMURAI results were announced, and $23.83 on September 6, 2016). On that same day, Dr. Rob Conley, Lilly’s Development Leader and Distinguished Lilly Scholar in Neuroscience, contacted Tom Mathers, CoLucid’s Chief Executive Officer, and indicated Lilly’s interest in receiving additional information regarding CoLucid’s clinical trial results.

On September 8, 2016, representatives of four additional pharmaceutical companies, including Party A, contacted Linda Hogan, CoLucid’s Head, Business Development and Strategy, to discuss top-line results of SAMURAI and to receive general updates regarding CoLucid. Party A expressed an interest in receiving non-public information regarding SAMURAI and CoLucid, and Party A and CoLucid began negotiating a confidentiality agreement (which included customary standstill provisions that automatically terminated upon announcement of the Merger Agreement) that the parties signed on September 12, 2016. After that date, non-public information was made available to Party A in an online data room.

On September 10, 2016, representatives of Lilly and Mr. Mathers met to discuss Lilly’s interest in CoLucid as well as the possibility of exploring potential strategic transactions involving CoLucid.

On September 13, 2016, representatives from CoLucid and Party A discussed the SAMURAI results via telephone conference.

On September 14, 2016, CoLucid completed a follow-on offering of its Shares at a price of $20.00 per Share to fund additional clinical trials, its submission of a New Drug Application, and general corporate and working capital purposes. The Board undertook this offering to provide CoLucid with adequate capital to fund operations for an extended period of time and to potentially achieve significant additional milestones in the development of lasmiditan.

From September 15 to September 18, 2016, Mr. Mathers and Ms. Hogan attended the European Headache and Migraine Trust International Congress in Glasgow, United Kingdom. While in Glasgow, Mr. Mathers and Ms. Hogan had a meeting and a telephone conference with representatives from Party A during which a due diligence presentation was provided to Party A. On September 15, 2016, Mr. Mathers and Ms. Hogan met with representatives from Lilly to negotiate the terms of a confidentiality agreement, and on September 16, 2016, Mr. Mathers, Ms. Hogan, Bernice Kuca, CoLucid’s Head of Clinical and Regulatory Operations, and Joe Kovalchin, CoLucid’s Director of Research, met with representatives from Lilly, including Dr. Conley, to discuss non-confidential matters relating to SAMURAI top-line data. Representatives from CoLucid also met with two other pharmaceutical companies while in Glasgow to discuss the SAMURAI data.

On September 18, 2016, Mr. Mathers met with Darren Carroll, Lilly’s Senior Vice President of Corporate Business Development, to discuss the terms of the Confidentiality Agreement, including the standstill provision. Around that date, CoLucid’s counsel, Faegre Baker Daniels LLP (“FaegreBD”), also spoke with representatives of Lilly regarding the Confidentiality Agreement. On September 23, 2016, Lilly and CoLucid agreed on the terms of, and executed, the Confidentiality Agreement (which was dated as of September 19, 2016 and included customary standstill provisions that automatically terminated upon the execution of the Merger Agreement) described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CoLucid and Lilly—Confidentiality Agreement” above, and after that date CoLucid made non-public information available to Lilly in an online data room.

Following the execution of the Confidentiality Agreement, representatives of CoLucid held telephone conferences and meetings with Lilly on September 27, 2016, September 29, 2016, October 6, 2016 and October 7, 2016. In late September and early October 2016, representatives of CoLucid also held several telephone conferences and meetings with representatives of Party A and four other pharmaceutical companies. As a result of these telephone conferences and meetings, three additional pharmaceutical companies entered into confidentiality agreements with CoLucid (each of which included customary standstill provisions that automatically terminated upon announcement of the Merger Agreement) on September 26, September 29 and October 3, 2016 so that those parties could review non-public information regarding CoLucid in CoLucid’s online data room. The communications with pharmaceutical companies during this period included a call between Ms. Hogan and representatives of Party A on September 23, 2016 and a meeting between Mr. Mathers, Ms. Hogan and representatives of Party A on September 29, 2016.

On November 7 and 8, 2016, Ms. Hogan met with representatives of three pharmaceutical companies, including Lilly and Party A, to discuss CoLucid generally and those companies’ interest in exploring a strategic transaction with CoLucid.

On November 8, 2016, representatives from Lilly called Mr. Mathers to indicate that Lilly would be sending a preliminary non-binding indication of interest to acquire CoLucid.

Also on November 8, 2016, Lilly sent CoLucid a preliminary non-binding indication of interest pursuant to which Lilly proposed to acquire CoLucid for $880 million in cash, which corresponds to approximately $42.70 per Share. The indication of interest stated that it was not contingent on Lilly procuring any financing, and identified the remaining due diligence items to be reviewed by Lilly. Lilly indicated a desire to move expeditiously to enter into a definitive agreement. The closing price per Share on November 8, 2016 was $29.25.

On November 13, 2016, the Board, with representatives from CoLucid’s management team, FaegreBD and MTS in attendance, met to discuss the indication of interest from Lilly and CoLucid’s strategic alternatives. Representatives from FaegreBD provided a presentation to the Board regarding the directors’ fiduciary duties in connection with their consideration of the indication of interest from Lilly and any other strategic transaction involving CoLucid. The Board then determined to appoint a special committee (the “Special Committee”), effective as of November 13, 2016, consisting of Marvin White, Alison Lawton, Martin Edwards, Tom Mathers and Mark Corrigan (none of whom had any potential conflicts of interest with any potential strategic acquirers of CoLucid) due to Lilly’s interest in funds affiliated with CoLucid directors Art Pappas and Luc Marengere that are described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Lilly and Certain Entities Associated with CoLucid’s Directors.” The Board appointed the Special Committee to review the indication of interest from Lilly and to manage and oversee the process, and ultimately make a recommendation, with respect to any strategic transaction involving CoLucid. Following the appointment of the Special Committee, Mr. Pappas and Dr. Marengere did not participate in any discussions regarding the process with respect to a potential strategic transaction involving CoLucid and were not provided with any information and were not provided with any information regarding such process until January 15, 2017, as noted below.

After the adjournment of the Board meeting, the Special Committee also met on November 13, 2016, with representatives from CoLucid’s management team, FaegreBD and MTS in attendance. CoLucid’s management team presented to the Special Committee financial projections for fiscal years 2017 through 2030, and discussed with the Special Committee the manner in which the financial projections were prepared and the material assumptions underlying the financial projections. Representatives from MTS led a discussion of the terms and conditions of Lilly’s indication of interest, compared the offer price to CoLucid’s Share price over time, and reviewed various methodologies used to value CoLucid. MTS also provided information regarding the process to date, including which potential strategic acquirers could be interested in acquiring CoLucid. The Special Committee discussed that financial buyers would be unlikely to acquire a company with one product candidate under development and no revenue anticipated in the short term and that MTS should focus on strategic acquirers. At the conclusion of the meeting, the Special Committee directed management and MTS to contact other strategic parties that might be interested in acquiring CoLucid and to allow Lilly to continue its due diligence investigation of CoLucid.

In accordance with the direction of the Special Committee, MTS began contacting third parties to determine whether they would be interested in pursuing an acquisition of CoLucid. Ultimately, between September 7, 2016 and January 7, 2017, CoLucid and MTS contacted 50 potential strategic acquirers, nine of whom, including Lilly, Party A and Parties B, C, D and E (described below), entered into confidentiality agreements (each of which contained customary standstill provisions that automatically terminated upon announcement of the Merger Agreement) with CoLucid so that they could be provided with non-public information regarding CoLucid in CoLucid’s online data room.

On November 18, 2016, representatives from Party B, a pharmaceutical company, and MTS discussed the process relating to a potential acquisition of CoLucid. Ms. Hogan and a representative from Party B had follow-up conversations regarding due diligence matters and the transaction process on November 18 and November 22, 2016. Representatives from Party B and FaegreBD negotiated the terms of a confidentiality agreement (which contained customary standstill provisions that automatically terminated upon announcement of the Merger Agreement), which the parties signed on December 2, 2016.

Also in November 2016, representatives from MTS contacted Party C, Party D and Party E, each of which is a pharmaceutical company. Representatives from Party C and FaegreBD negotiated the terms of a confidentiality agreement (which contained customary standstill provisions that automatically terminated upon announcement of the Merger Agreement), which the parties signed on November 28, 2016. After negotiating the terms of a confidentiality agreement with representatives of FaegreBD and CoLucid, Party D signed a confidentiality agreement (which contained customary standstill provisions that automatically terminated upon announcement of the Merger Agreement) on December 2, 2016. Party E signed a confidentiality agreement (which contained customary standstill provisions that automatically terminated upon announcement of the Merger Agreement) with CoLucid on December 9, 2016 after negotiating the terms of the confidentiality agreement with representatives of FaegreBD on behalf of CoLucid.

On November 29, 2016, the Special Committee convened, with representatives from CoLucid’s management, FaegreBD and MTS in attendance, to discuss the potential sale of CoLucid. A representative from MTS discussed the third parties that had been contacted and their potential interest in acquiring CoLucid. The Special Committee also discussed the transaction timeline, and a representative from FaegreBD reviewed again with the Special Committee their fiduciary duties in the context of a potential sale transaction. The Special Committee discussed the process, timing and approach relating to the potential sale of CoLucid, and directed CoLucid’s management team and MTS to continue to pursue a potential transaction.

On November 29, 2016, MTS, on behalf of the Company, sent letters instructing the nine potential parties interested in acquiring the Company (including Lilly and Parties A, B, C, D and E) regarding the process for submitting indications of interest. The process letters indicated that bids would be due on January 3, 2017, and that the bid packages should include a complete mark-up of the Merger Agreement provided to the parties.

On November 30, 2016, CoLucid provided a draft Merger Agreement to be reviewed and revised by the parties interested in acquiring CoLucid.

On December 1, 2016, Ms. Hogan and a representative of Party C conducted a call to organize Party C’s due diligence investigation of CoLucid.

On December 2, 2016, CoLucid’s management team and representatives of Lilly conducted a telephone conference during which CoLucid representatives answered due diligence questions from Lilly’s representatives.

On December 3, 2016, Party A indicated that it was no longer interested in pursuing an acquisition of the Company, as Party A believed that CoLucid was fully valued at CoLucid’s then-current market price.

On December 5, 2016, Ms. Hogan and a representative of Party B conducted a call to organize Party B’s due diligence investigation of CoLucid.

On December 6, 2016, representatives of Lilly and CoLucid conducted two due diligence telephone conferences. The first addressed matters relating to CoLucid’s Chemistry and Manufacturing Controls, or CMC, and participants from CoLucid included Mr. Mathers, Ms. Hogan and Ray Skwierczynski, CoLucid’s Head, Pharmaceutical Operations. The second addressed CoLucid’s market research, and participants from CoLucid included Mr. Mathers, Ms. Hogan and Matt Dallas, CoLucid’s Chief Financial Officer.

On December 7, 2016, representatives of CoLucid provided a due diligence presentation to a representative of Party B.

On December 8, 2016, a representative of FaegreBD participated in a conference call with representatives of Lilly and Lilly’s legal counsel to respond to certain due diligence questions relating to CoLucid’s existing employment-and severance-related agreements.

On December 9, 2016, representatives of CoLucid provided a due diligence presentation to representatives of Party C.

Also on December 9, 2016, representatives of CoLucid provided a due diligence presentation to representatives of Party D. Representatives of Party D conducted follow-up telephone conferences with CoLucid representatives regarding CoLucid CMC matters on December 14, 2016 and regarding other due diligence matters on December 15, 2016.

On December 13, 2016, Party C indicated that it was no longer interested in pursuing an acquisition of the Company as the acquisition was too significant for Party C to consummate.

On December 14, 2016, Ms. Hogan spoke with a representative of Party E regarding CoLucid’s due diligence process. On December 19, 2016, CoLucid’s management team provided a due diligence presentation regarding CoLucid to representatives of Party E.

On December 19, 2016, Party D notified CoLucid that Party D would not submit a proposal to acquire CoLucid as Party D was concerned that lasmiditan would not receive a product label that would allow lasmiditan oral tablets to be differentiated from generic triptan therapies.

On December 21, 2016, the Special Committee, with representatives of CoLucid’s management team, FaegreBD and MTS in attendance, met to discuss the transaction process. Mr. Mathers provided an update to the Special Committee regarding the sale process, including the level of engagement of, and nature of interactions with, the parties who had expressed an interest in a strategic transaction with CoLucid. A representative of MTS reported on his communications with prospective bidders and their advisors. Mr. Mathers and Ms. Hogan described the due diligence activities regarding each of the bidders. The Special Committee discussed the overall process, timeline and level of third party interest, and potential scenarios for receiving and responding to bids and markups of the Merger Agreement. The closing price per Share on December 21, 2016 was $36.15.

On December 22, 2016, representatives of FaegreBD and representatives of Lilly’s outside legal counsel, Weil, Gotshal & Manges LLP (“Weil”), discussed the draft Merger Agreement provided to potential interested parties and Weil’s preliminary feedback on that draft.

On December 23, 2016, Ms. Hogan and a representative of Party B discussed Party B’s feedback relating to CoLucid and next steps. On December 27, 2016, Party B informed CoLucid that Party B would not submit a proposal to acquire CoLucid as Party B was concerned that lasmiditan would not receive a product label that would allow lasmiditan oral tablets to be differentiated from generic triptan therapies.

On December 28, 2016, a representative of Party E informed a representative of MTS that they were still contemplating submitting a proposal to acquire CoLucid.

On January 3, 2017, a representative of Party E informed CoLucid that Party E would not be submitting a proposal to acquire CoLucid as Party E was concerned that lasmiditan would not receive a product label that would allow lasmiditan oral tablets to be differentiated from generic triptan therapies.

On January 3, 2017, Lilly submitted its revised non-binding indication of interest to acquire all of the outstanding Shares for a price of $46.00 per Share in cash. The closing price per Share on January 3, 2017 was $36.20.

On January 4, 2017, the Special Committee convened, with representatives from CoLucid’s management team, FaegreBD and MTS in attendance, to discuss the revised indication of interest from Lilly. A representative from FaegreBD reviewed with the Special Committee their fiduciary duties. A representative from MTS updated the Special Committee regarding the bid process and reviewed the revised indication of interest from Lilly, including a summary of the material terms and confirmatory due diligence that remained to be completed. The representative from MTS also provided its preliminary financial analysis regarding the revised indication of interest. A representative from FaegreBD presented the material terms of Lilly’s indication of interest, including, among other things, (i) the addition of a closing condition relating to a third party contract that had been entered into by CoLucid, (ii) the proposed termination fee of 4.5% of the equity value of CoLucid, (iii) the material changes in the non-solicitation and board recommendation covenants, (iv) the revisions to the antitrust covenant and (v) revisions to the definition of “material adverse effect.” After a thorough discussion of the bid process and the material terms of Lilly’s indication of interest by the Special Committee, the Special Committee instructed CoLucid’s management team and CoLucid’s advisors to require Lilly to complete its confirmatory due diligence before it submitted a further revised indication of interest and to improve the terms and conditions of Lilly’s offer. The closing price per Share on January 4, 2017 was $35.70.

Also on January 4, 2017, representatives of MTS contacted representatives of Lilly and conveyed that the Special Committee directed MTS to inform Lilly that Lilly would be invited to continue to participate in the process to acquire CoLucid, that its due diligence investigation of CoLucid should be completed before Lilly submitted another indication of interest and that Lilly should improve the terms of its indication of interest.

On January 5, 2017, representatives from FaegreBD and Weil conducted a telephone conference to discuss Lilly’s markup of the Merger Agreement. FaegreBD highlighted the concerns of the Special Committee with respect to certain terms of the revised draft and requested, among other items: (i) removal of the closing condition relating to a third party contract, (ii) a decrease in the size of the proposed termination fee from 4.5% of equity value to 3.0% of equity value, (iii) certain changes to the non-solicitation and board recommendation covenants, (iv) revisions to the antitrust covenant so that Lilly would be required to take certain actions if requested by the antitrust authorities and (v) revisions to the definition of “material adverse effect.” FaegreBD informed Weil that a second round bid letter would be sent to Lilly soon, and that the letter would instruct Lilly to submit a further revised draft of its markup of the Merger Agreement.

On January 6, 2017, Ms. Hogan and a representative of Lilly discussed the planning for Lilly’s due diligence site visit. Later on January 6, 2017, Ms. Hogan, Ms. Kuca and representatives of Lilly conducted a due diligence call relating to patient level data. Lilly was provided with access to patient level data on January 6, 2017, and a site visit to CoLucid’s contract manufacturer was set for January 9, 2017.

Also on January 6, 2017, representatives from MTS sent the second round process letter to Lilly. That letter requested Lilly to submit its updated bid by 9:00 a.m. EST on January 12, 2017.

On January 8, 2017, the Special Committee met, with representatives from CoLucid’s management team, FaegreBD and MTS in attendance, to discuss the bid process to date. A representative from MTS described the communications with Lilly regarding its revised bid and, after reminding the Special Committee of their fiduciary duties, a representative from FaegreBD described communications between FaegreBD and Weil. The Special Committee engaged in a thorough discussion of the transaction process.

On January 9, 2017, at the J.P. Morgan Healthcare Conference in San Francisco, CA, Mr. Mathers along with a representative from MTS met with representatives from Lilly to discuss Lilly’s forthcoming revised indication of interest.

On January 12, 2017, Lilly submitted a revised non-binding indication of interest to acquire all of the outstanding Shares that reiterated its previous price of $46.00 per Share in cash. The revised indication of interest provided that Lilly had completed its due diligence review of CoLucid, other than its final assessment of patient level data, which it expected to complete on January 13, 2017. The indication of interest also contained a revised draft of the Merger Agreement and an initial draft of the Tender and Support Agreement to be signed by certain stockholders of CoLucid.

On January 13, 2017, the Special Committee convened, with representatives from CoLucid’s management team, FaegreBD and MTS in attendance, to discuss the terms of the revised indication of interest from Lilly. A representative from FaegreBD provided a presentation regarding the Special Committee’s fiduciary duties. A representative from MTS summarized the material terms of the revised indication of interest. A representative from FaegreBD summarized Lilly’s material changes to the draft of the Merger Agreement, including (i) deletion of the closing condition relating to a third party contract entered into by CoLucid, (ii) a decrease in the termination fee from 4.5% of equity value to 4.0% of equity value, (iii) the addition of an intervening events concept in CoLucid’s board recommendation covenant, (iv) the requirement that Lilly take certain actions with respect to antitrust matters, provided that the taking of such actions would not reasonably be expected to be materially detrimental to the benefits anticipated to be derived by Lilly as a result of the transaction and (v) revisions to the definition of “material adverse effect.” The Special Committee directed MTS to ask Lilly to confirm that Lilly’s due diligence was complete and, after that confirmation was received, request Lilly’s “best and final” offer. The Special Committee directed the Company management team and MTS to pursue a transaction with Lilly if Lilly’s “best and final” offer was $46.00 per Share or higher. The Special Committee also directed CoLucid’s management team and FaegreBD to negotiate revisions to the terms of the Merger Agreement. Shortly after the meeting, a representative from MTS informed Lilly that next steps in the bid process would be provided after Lilly’s confirmatory diligence was completed.

Later on January 13, 2017, after Lilly’s financial advisor had confirmed that Lilly had completed its due diligence review, MTS instructed Lilly’s financial advisor that Lilly’s “best and final” offer would be due at 3:00 p.m. EST on January 14, 2017. In addition, prior to Lilly’s submission of a revised non-binding indication of interest, representatives of CoLucid and MTS advised representatives of Lilly and Lilly’s financial advisor that an increase in Lilly’s offer price would be necessary.

On January 14, 2017, Lilly provided a further revised non-binding indication of interest to acquire all of the outstanding Shares for a price of $46.50 per Share in cash. After representatives of MTS and CoLucid conferred, representatives of MTS (in accordance with the instructions of the Special Committee at its January 13, 2017 meeting) informed Lilly that, based on Lilly’s further revised indication of interest, CoLucid had determined to pursue a transaction with Lilly and that the parties should finalize negotiations of the Merger Agreement and the Tender and Support Agreement and proceed to sign expeditiously.

During the course of January 14, 2017 through January 17, 2017, representatives of Weil and FaegreBD negotiated and finalized the terms of the Merger Agreement and the Tender and Support Agreements.

On January 15, 2017, CoLucid’s sale process and the terms of Lilly’s indication of interest were reviewed with Mr. Pappas and Dr. Marengere.

On January 17, 2017, before the meeting of the Special Committee and Board was convened, Mr. Carroll contacted Mr. Mathers to inform him that Lilly’s board of directors had approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Also on January 17, 2017, a joint meeting of the Special Committee and the Board was convened by teleconference with members of the Board and representatives from CoLucid’s management team, MTS and

FaegreBD also present by teleconference. Prior to the meeting, the members of the Board and the Special Committee were provided with materials relating to the proposed transaction, including, among other things, the final form of the Merger Agreement, a summary prepared by FaegreBD of the material terms of the Merger Agreement and the Tender and Support Agreement, and a financial analysis of the proposed transaction prepared by MTS Securities, LLC (“MTS Securities”), an affiliate of MTS. A representative of FaegreBD reviewed with the Board and the Special Committee their fiduciary duties in connection with their consideration of the proposed transaction. A representative of MTS Securities then reviewed with the Board its financial analysis of the $46.50 per Share in cash consideration to be paid in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement. MTS Securities then rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, each dated January 17, 2017, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the holders of Shares (other than Lilly, Purchaser, and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion; for more information see “—Opinion of CoLucid’s Financial Advisor.” A representative of FaegreBD reviewed the terms of the Merger Agreement and the Tender and Support Agreements with the Special Committee and the Board.

After careful consideration, including the Special Committee’s and the Board’s analyses of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives (see below under the heading “—Reasons for the Recommendation of the Special Committee and the Board”), the Special Committee unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement. Subsequently, the Board (upon the unanimous recommendation of the Special Committee) unanimously: (a) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (b) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (c) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (e) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer. The closing price per Share on January 17, 2017, before the Merger Agreement was executed, was $34.90.

Following the meeting of the Special Committee and the Board on January 17, 2017, CoLucid, Lilly and Purchaser executed and delivered the Merger Agreement and Lilly, Purchaser and the CoLucid stockholders party thereto executed the Tender and Support Agreements. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Lilly and their Affiliates—Tender and Support Agreements.”

On the morning of January 18, 2017, prior to the opening of trading of Shares on NASDAQ, Lilly and CoLucid issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreements and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

On January 31, 2017, Lilly and Purchaser commenced the Offer.

Reasons for the Recommendation of the Special Committee and the Board

The Special Committee and the Board carefully considered the Offer and the Merger and consulted with CoLucid’s management and financial and legal advisors. The Special Committee and the Board took into account numerous factors, including, but not limited to, the factors listed below. After careful consideration, including the Special Committee’s and the Board’s analyses of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives, the Special Committee, at the meeting described above on January 17, 2017, unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement. Subsequently, the Board (upon the unanimous recommendation of the Special Committee), at the meeting described above on January 17, 2017, unanimously: (a) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (b) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (c) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (d) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (e) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer. In connection with their respective determinations, the Special Committee and the Board considered and evaluated a number of factors and benefits, including, but not limited to, the following factors and benefits, each of which the Special Committee and the Board believed supported their unanimous determination:

•	The Offer and the Merger Maximize Stockholder Value. The Special Committee’s and the Board’s belief, after a thorough review of other strategic alternatives reasonably available to CoLucid (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent CoLucid’s best prospect for maximizing stockholder value;

•	More Favorable than Remaining Independent. The Special Committee’s and the Board’s belief that the all-cash Offer Price of $46.50 per Share, taking into account the Special Committee’s and the Board’s familiarity with the business, operations, prospects, strategic and operating plans, properties, assets, liabilities and financial condition of CoLucid, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger, is more favorable to CoLucid’s stockholders than the potential value that could be expected to be generated from the alternative of CoLucid remaining independent and pursuing its current business and financial plans;

•	Offer Price. The relationship of the Offer Price of $46.50 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented an approximately 36% premium over the January 13, 2017 closing price per Share (the last full trading day before materials relating to the January 17, 2017 meetings of the Special Committee and the Board were circulated to the Special Committee and the Board) and a premium of approximately 32% to the average closing price per Share for the 30 trading days prior to January 13, 2017;

•	Transaction Process. The sale process managed and overseen by the Special Committee, with the assistance of MTS, including the fact that, during the sale process, representatives of CoLucid and MTS contacted or were contacted by 50 potential counterparties, entered into confidentiality agreements with nine potential counterparties, engaged in due diligence with and provided management presentations to seven potential counterparties, as set forth in greater detail above;

•	Opinion of CoLucid’s Financial Advisor. The opinion of MTS Securities, rendered orally to the Board on January 17, 2017, which was subsequently confirmed by delivery of a written opinion dated January 17, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price to be received by the holders of Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders, as more fully described in “Item 4. The Solicitation or Recommendation—Opinion of CoLucid’s Financial Advisor” below and in Annex A;

•	Product Development and Regulatory Risks. The fact that CoLucid’s product candidates are currently in clinical development presents significant product development and regulatory risk. CoLucid presented results of its first pivotal Phase 3, randomized, double-blind, placebo-controlled clinical trial of lasmiditan, its lead product candidate, in September 2016. CoLucid also initiated a second, confirmatory pivotal Phase 3 clinical trial in 2016, with top-line data expected to be reported in the second half of 2017. CoLucid is also enrolling patients in its Phase 3 long-term, open-label clinical trial of lasmiditan, with the objective to evaluate the long-term safety and efficacy of lasmiditan, as well as resource utilization, functional outcomes and disability. CoLucid is enrolling migraine patients with significant cardiovascular comorbidity who are at greater risk for cardiovascular events in its Phase 3 clinical trials. CoLucid is also developing intravenous lasmiditan, or IV lasmiditan, for the acute treatment of headache pain associated with migraine in adults in emergency room and other urgent care settings. CoLucid’s Phase 2 clinical trial of IV lasmiditan met its primary endpoint of headache relief with statistical significance, and it has filed an investigational new drug application for IV lasmiditan. The clinical program for IV lasmiditan may proceed when CoLucid manufactures its IV product under the Food and Drug Administration’s current Good Manufacturing Practices and submits a certificate of analysis. Clinical trials are expensive and can take many years to complete, and the outcomes are inherently uncertain. The Special Committee and the Board considered the risks inherent in the development and eventual commercialization of its product candidates, the risks related to seeking approval for marketing from the FDA, including the potential for product labeling that would allow lasmiditan oral tablets to be differentiated from generic triptan therapies, and other regulatory authorities internationally (including any potential conditions or contingencies of such approvals) and the risks related to market acceptance of CoLucid’s product candidates, if approved, and the other factors affecting the revenues and profitability of biopharmaceutical candidates generally;

•	Product Launch and Commercialization Risks and Costs. The Special Committee’s and the Board’s assessment of the significant risks and considerable costs associated with a successful launch and commercialization by CoLucid of its product candidates that would impact CoLucid’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in its business, including, among other things, the costs and risks associated with building a commercial infrastructure, hiring or leasing a sales force, and launching and marketing lasmiditan for the treatment of migraine (assuming lasmiditan receives marketing approval); continuing the development of other pipeline drug candidates or acquisition of other commercial or pipeline assets; risks relating to competition from existing drugs and drugs under development; risks relating to commercial drug sales; the ability to make differentiated product claims for lasmiditan which informs risks relating to reimbursement and product pricing; the risk that CoLucid could require additional capital in order to execute on its strategy before achieving profitability and the potential cost of capital, including the dilution to the existing equity holders; and the execution risks associated with transforming a biotechnology company focused on product development into a profitable specialty pharmaceutical company with sufficient scale and sales execution ability to compete effectively;

•

Arms’ Length Negotiations. The course of negotiations with Lilly, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from negotiations between management of CoLucid and CoLucid’s independent legal and financial advisors (with input and guidance from the Special Committee), on the one hand, and Lilly and its legal advisors, on the other hand, and the

Special Committee’s and the Board’s belief that the Offer Price represented the highest per Share consideration that could be negotiated and that the terms of the Merger Agreement include the most favorable terms to CoLucid in the aggregate to which Lilly and Purchaser were willing to agree;

•	Structure and Speed of Completion. The fact that the transaction is structured as a two-step acquisition of CoLucid, consisting of a tender offer followed by a second-step merger; the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of CoLucid’s stockholders; and the fact that, subject to the satisfaction of the closing conditions set forth in the Merger Agreement, the anticipated timing of the consummation of the Offer and the Merger should allow stockholders to receive the consideration for their Shares in a relatively short timeframe;

•	Antitrust. The belief of the Special Committee and the Board that the transaction is unlikely to be delayed by antitrust review and that there is potentially a relatively short timeframe before closing;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including:

•	the fact that, if requested by CoLucid, Lilly and Purchaser are required to extend the Offer on one or more occasions until June 17, 2017 if, at the scheduled expiration time of the Offer, any of the Offer conditions which are capable of being satisfied prior to June 17, 2017 are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

•	the fact that the Offer price is payable entirely in cash;

•	the limited and otherwise customary conditions to the Transactions;

•	the absence of a financing condition;

•	the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the anticipated timing of consummation of the Offer and the Merger; and

•	the fact that the Merger Agreement allows CoLucid, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board and the Special Committee have the right, after complying with the terms of the Merger Agreement, to change their recommendation to CoLucid’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $34 million;

•	Likelihood of Completion. The Special Committee’s and the Board’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger; and (ii) the fact that the completion of the Offer and the Merger are not subject to any financing condition;

•	Lilly as an Acquiror. The business reputation of Lilly and its management and the substantial financial resources of Lilly and, by extension, Purchaser, which the Special Committee and the Board believed supported the conclusion that an acquisition transaction with Lilly could be completed quickly and in an orderly manner; and

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to CoLucid’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose.

The Special Committee and the Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give CoLucid’s stockholders the opportunity to realize a premium over the prices at which the Shares were trading prior to the meetings of the Special Committee and Board to consider and approve the Merger Agreement, CoLucid’s stockholders will cease to participate in future earnings or growth of CoLucid and will not benefit from any appreciation in value of the combined company, including potential growth from sales of lasmiditan;

•	No-Shop Restrictions. The fact that the Merger Agreement restricts CoLucid’s ability to solicit competing proposals and engage in discussions with third parties relating to any competing proposals, subject to certain exceptions to allow the Special Committee and the Board to exercise their fiduciary duties;

•	Termination Fee. The fact that the Merger Agreement provides for a termination fee of $34 million that would become payable by CoLucid under certain circumstances, including if the Special Committee or the Board changes its recommendation or if CoLucid terminates the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement);

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within CoLucid’s control, including with respect to certain serious adverse events occurring during CoLucid’s clinical trials or any order issued by the FDA causing CoLucid to suspend its ongoing clinical trial;

•	Time and Expense Commitment. The fact that CoLucid has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, CoLucid will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	Taxable Consideration. The fact that gains from the consideration to be received by CoLucid’s stockholders in the Offer and the Merger generally will be taxable to CoLucid’s stockholders for U.S. federal income tax purposes;

•	Business Disruption Resulting from the Offer. The risks and costs to CoLucid, including the possible disruption to CoLucid’s business and the possible effect on the ability of CoLucid to attract key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of CoLucid’s management, the diversion of CoLucid’s employee attention away from the day-to-day operations of CoLucid, employee attrition and the potential disruptive effect on CoLucid’s relationships with customers, partners, consultants, licensors and others that do business with CoLucid;

•	Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of CoLucid’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent CoLucid from undertaking some business opportunities that may arise during that time;

•	Litigation Risk. The inherent risk of litigation in relation to the sale of CoLucid, including potential stockholder litigation arising out of the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

•	Interests of Certain Officers and Directors. The fact that certain of CoLucid’s officers and directors may have interests in the Transactions that are different from, or in addition to, those of CoLucid’s other stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements —Arrangements between CoLucid and its Executive Officers, Directors and Affiliates.”

The Special Committee and the Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to CoLucid’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not meant to be exhaustive, but includes the material factors, information and analyses considered by the Special Committee and the Board in reaching their recommendations. The directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of CoLucid and considered the advice of CoLucid’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Special Committee and the Board considered, the Special Committee and the Board did not find it practicable to quantify, rank or otherwise assign relative weights to the foregoing factors. Moreover, the Special Committee’s and the Board’s determinations and recommendations were based upon the totality of the information considered. In addition, each director may have given different weight or merit to different factors.

Recommendation of the Board

In light of the factors described above, the Board (upon the unanimous recommendation of the Special Committee) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of CoLucid’s current directors or executive officers have entered into any agreements or arrangements with Lilly, CoLucid or their respective affiliates regarding continued service with Lilly, CoLucid or their respective affiliates after the Effective Time, it is possible that Lilly, CoLucid or their respective affiliates may enter into employment or other arrangements with CoLucid’s management in the future.

Opinion of CoLucid’s Financial Advisor

CoLucid retained MTS as its financial advisor in connection with the Transactions. On January 17, 2017, MTS Securities rendered its oral opinion to the Board (which was subsequently confirmed in writing as of January 17, 2017), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Offer Price per Share to be received by the holders of Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. References to MTS in the remainder of this section refer to MTS Securities.

The full text of the written opinion of MTS, which we refer to as the “MTS Opinion,” sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with its opinion. The MTS Opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this Schedule 14D-9, in its entirety.

MTS provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Offer Price per Share to be paid to the holders of Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The MTS Opinion was not a recommendation to the Special Committee or the Board as to how to vote in connection with the Merger Agreement and is not a recommendation to any stockholder of CoLucid to take any action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its Shares in connection with the Offer.

In the course of performing its review and analyses for rendering the opinion described above, MTS:

(i)	reviewed the financial terms of a draft copy of the Merger Agreement as of January 17, 2017, which was the most recent draft available to MTS prior to the time it rendered its oral opinion (the “Draft Merger Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning CoLucid and the industry in which it operates;

(iii)	reviewed certain publicly available financial analyses and forecasts relating to CoLucid prepared by equity analysts who report on CoLucid;

(iv)	reviewed the Financial Projections prepared by and provided to MTS by the management of CoLucid relating to its business (for more information on the Financial Projections see “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of CoLucid”);

(v)	conducted discussions with members of senior management and representatives of CoLucid concerning the matters described in clauses (ii) through (iv) above;

(vi)	compared the financial and operating performance of CoLucid with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies, in each case, that MTS deemed relevant;

(vii)	reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that MTS deemed relevant;

(viii)	reviewed and analyzed, based on the Financial Projections, the cash flows to be generated by CoLucid to determine the present value of CoLucid’s discounted cash flows; and

(ix)	performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate for the purposes of its opinion.

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS and upon the assurances of the management of CoLucid that they were not aware of any material relevant developments or matters related to CoLucid or that may affect the Transactions that were omitted or that remained undisclosed to MTS. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS understood that CoLucid had obtained such advice as it deemed necessary from experts, and MTS relied with the consent of the Board on any assessments made by experts to CoLucid with respect to such matters. MTS did not conduct any independent verification of Financial

Projections, and expressed no view as to Financial Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to Financial Projections, MTS assumed, with the consent of the Board, and based upon discussions with CoLucid’s management, that they were reasonably prepared in good faith and that Financial Projections reflected the best currently available estimates and judgments of the management of CoLucid of the future results of operations and financial performance of CoLucid.

In arriving at its opinion, MTS did not make any analysis of, and did not express any opinion as to, the adequacy of the reserves of CoLucid and relied upon information provided to MTS by CoLucid as to such adequacy. In addition, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off balance sheet assets or liabilities) of CoLucid or any of its subsidiaries, and MTS was not furnished with any such evaluations or appraisals, nor did MTS evaluate the solvency of CoLucid, Lilly or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with its opinion were going concern analyses. MTS expressed no opinion regarding the liquidation value of CoLucid or any other entity. MTS assumed that there was no material change in the assets, financial condition, business or prospects of CoLucid since the date of the most recent relevant financial statements made available to MTS. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which CoLucid or any of its affiliates is a party or may be subject, and at the direction of CoLucid and with its consent, MTS made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters in rendering its opinion. MTS also assumed that neither CoLucid nor Lilly is party to any material pending transaction that was not disclosed to MTS, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. MTS did not consider any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof and that the Transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof. MTS assumed that the final form of the Merger Agreement will be in all respects relevant to its analysis identical to the Draft Merger Agreement. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on CoLucid, Lilly or the benefits contemplated to be realized as a result of the Transactions.

The MTS Opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to MTS, as of the date of its opinion. Although subsequent developments may affect the conclusion reached in its opinion, MTS did not assume any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view, to the holders of Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price per Share to be received by the holders of Shares pursuant to the Offer and the Merger and does not address any other terms in the Merger Agreement or any other agreement relating to the Transactions or any other aspect or implication of the Transactions, including, without limitation, the form or structure of the Transactions. The MTS Opinion does not address CoLucid’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to CoLucid. The MTS Opinion does not express any opinion as to the prices or ranges of prices at which shares or other securities of any person, including Shares, will trade at any time, including following the announcement or consummation of the Transactions. The MTS Opinion does not in any manner address the amount or nature of compensation to any of the officers, directors or employees of any party to the Transactions, or any class of such persons, relative to the compensation to be paid to the stockholders of CoLucid in connection with the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, MTS employed generally accepted valuation methods in reaching its opinion. The MTS Opinion was reviewed and approved by a fairness committee of MTS.

Summary of Financial Analysis

MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, MTS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS with respect to the actual value of CoLucid or its Shares.

In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS’ control and many of which are beyond the control of CoLucid. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Historical Stock Price Analysis

MTS reviewed the historical trading prices for the Shares on certain dates and the volume weighted average prices (“VWAP”) for certain periods, in order to put the current stock price in perspective with historical averages. MTS noted that the closing stock price of the Shares on January 13, 2017 (the last full trading day prior to the delivery by MTS of its opinion to the Board) was $34.30 per share. The following table presents the results of this historical share price analysis as of January 13, 2017:

	Last 10 Trading Days	Last 30 Trading Days	Since September 6, 2016 (the date of the public announcement of Phase 3 lasmiditan data)	Since January 1, 2016	Last Twelve Months	Since CoLucid’s IPO (May 6, 2015)
VWAP	$34.47	$36.23	$28.36	$26.89	$25.24	$24.03

Implied Transaction Premia Analysis

MTS analyzed the consideration per share to be received by the holders of the Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Merger Agreement in relation to

(i) the closing price per Share on January 13, 2017 (the last full trading day prior to the delivery by MTS of its opinion to the Board), (ii) the all-time high Share price of $40.80 as of January 13, 2017 and (iii) the VWAP for the Shares (A) for the last 10 trading days as of January 13, 2017, (B) for the last 30 trading days as of January 13, 2017, (C) from September 6, 2016 (the date of the public announcement of Phase 3 lasmiditan data) through January 13, 2017, (D) from January 1, 2016 through January 13, 2017, (E) for the last twelve months ending January 13, 2017, and (F) from May 6, 2015 (the date of CoLucid’s initial public offering) through January 13, 2017.

This analysis indicated that the consideration of $46.50 per Share to be received by the holders of Shares (other than Lilly, Purchaser, and their respective affiliates and holders of Excluded Shares) pursuant to the Merger Agreement represented:

•	a premium of 36% to the closing share price on January 13, 2017;

•	a premium of 14% to the all-time high share price as of January 13, 2017;

•	a premium of 35% to the VWAP of the last 10 trading days as of January 13, 2017;

•	a premium of 28% to the VWAP of the last 30 trading days as of January 13, 2017;

•	a premium of 64% to the VWAP from September 6, 2016 (the date of the public announcement of Phase 3 lasmiditan data) through January 13, 2017;

•	a premium of 73% to the VWAP from January 1, 2016 through January 13, 2017;

•	a premium of 84% to the VWAP of the last twelve months ending January 13, 2017; and

•	a premium of 93% to the VWAP from May 6, 2015 (the date of CoLucid’s initial public offering) through January 13, 2017.

Valuation Analysis

MTS analyzed the valuation of CoLucid using three different methodologies:

•	discounted cash flow analysis;

•	comparable publicly traded companies analysis; and

•	comparable acquisitions analysis.

The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis. MTS reviewed and analyzed, based on the Financial Projections (risk adjusted for 85% probability of success), the cash flows to be generated by CoLucid to determine the present value of CoLucid’s discounted cash flows. At the direction of CoLucid, MTS conducted certain sensitivity analyses for purposes of its discounted cash flow analysis utilizing a gross price per prescription ranging from $300 to $400 and adjusting projected revenue by a prescription volume achievement factor ranging from 80% to 120%.

MTS utilized the free cash flows that CoLucid’s management expected CoLucid will generate during the period beginning on April 1, 2017 and ending on December 31, 2030 taking into account the sensitivities described above, and incorporating the cash tax savings from both the existing net operating losses and net operating losses that CoLucid’s management estimates will be generated in the future (collectively referred to as the NOLs) and that CoLucid’s management expected CoLucid will utilize during such period. The analysis assumed an NOL balance of $127.9 million at the time of the transaction. The free cash flows incorporating the NOLs were then discounted to present values using a range of discount rates from 12.0% to 14.0% (midpoint of 13%). This discount rate range was based upon a calculation of CoLucid’s weighted average cost of capital (“WACC”) utilizing MTS’ analysis of selected publicly traded U.S. central nervous system (“CNS”) companies with products in the commercial phase and with equity market capitalizations of less than $10 billion. The WACC calculation included an unlevered beta of 1.38, a relevered beta of 1.46, a tax rate of 38%, a risk free rate of 2.7%, an equity market risk premium of 6.9% and a company size premium of 1.7%. This WACC calculation reflected the appropriate range of discount rates for a company with characteristics similar to CoLucid, and MTS’ experience and professional judgment. Given the patent life of lasmiditan, no terminal value was used in this analysis beyond the identified cash flows. For each sensitivity described above, an implied range of per Share prices was calculated based on CoLucid’s current capitalization plus new Shares assumed to be issued under the Financial Projections (in each case, as provided by CoLucid’s management). For purpose of this analysis, based on the Financial Projections, MTS assumed $50 million in new shares to be issued in 2018 at a 0% premium to the closing Share price as of January 13, 2017 and $100 million in new Shares to be issued in 2019 at a 50% premium to the closing Share price as of January 13, 2017.

This analysis indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $22.00 to $37.00 based on the 80% volume achievement factor, $29.00 to $49.00 based on the 100% volume achievement factor and $37.00 to $60.00 based on the 120% volume achievement factor. MTS compared these implied per Share value ranges to the consideration of $46.50 per Share to be received by the holders of Shares (other than Lilly, Purchaser, and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger and CoLucid’s closing price on January 13, 2017 of $34.30 per Share.

Comparable Companies Analysis. MTS compared the projected operating performance of CoLucid, based on the Financial Projections, with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies. MTS selected the following seven publicly traded CNS companies with Phase 2b data through approval:

•	Sage Therapeutics, Inc.

•	Axovant Science Ltd.

•	Alder Biopharmaceuticals, Inc.

•	NeuroDerm Ltd.

•	Minerva Neurosciences, Inc.

•	Adamas Pharmaceuticals, Inc.

•	Zogenix, Inc.

MTS selected the following six publicly traded commercial CNS companies:

•	Alkermes plc

•	H. Lundbeck A/S

•	Acadia Pharmaceuticals, Inc.

•	Supernus Pharmaceuticals, Inc.

•	Acorda Therapeutics, Inc.

•	Vanda Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to CoLucid, MTS included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to CoLucid.

The information that MTS reviewed for each selected company included equity value and enterprise value, calculated as equity value (taking into account outstanding in-the-money options, restricted stock units and other equity awards and convertible securities) plus book value of debt less cash equivalents.

The high, mean, median and low equity values for the Phase 2b data through approval group of CNS companies were $2.166 billion, $909 million, $665 million and $257 million, respectively. The high, mean, median and low enterprise values for this group of companies were $1.735 billion, $706 million, $584 million and $169 million, respectively.

The high, mean, median and low equity values for the commercial group of CNS companies were $8.514 billion, $3.975 billion, $2.616 billion and $656 million, respectively. The high, mean, median and low enterprise values for this group of companies were $8.527 billion, $3.843 billion, $2.295 billion and $514 million, respectively.

MTS furthermore calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, selected securities analyst projections, and closing stock prices on January 13, 2017 (the last full trading day prior to the delivery by MTS of its opinion to the Board).

With respect to each selected comparable Phase 2b data through approval CNS company, MTS calculated enterprise value as a multiple of the consensus estimated peak revenues for such company. The results of this analysis are summarized as follows:

Enterprise Value/Peak Revenue Multiple
High	1.59x
Mean	0.76x
Median	0.54x
Low	0.20x

With respect to each selected comparable commercial CNS company, MTS calculated enterprise value as a multiple of the consensus estimated revenues for such company for each of calendar years 2017 and 2018. MTS excluded Alkermes plc and Acadia Pharmaceuticals, Inc. from the statistics as their products were in the early stages of launch. The results of this analysis are summarized as follows:

	Enterprise Value/CY2017 Estimated Revenue Multiple	Enterprise Value/CY2018 Estimated Revenue Multiple
High	4.52x	3.59x
Mean	3.31x	2.80x
Median	3.30x	2.87x
Low	2.11x	1.88x

The enterprise values of the selected comparable Phase 2b data through approval CNS companies ranged from $169 million to $1.735 billion. MTS subtracted CoLucid’s net debt from the enterprise values of the selected comparable Phase 2b data through approval CNS companies to arrive at equity values and then divided by CoLucid’s fully-diluted Shares outstanding as of January 13, 2017 to arrive at an implied per Share value range. This analysis indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $16.00 to $108.00.

MTS also applied an enterprise value to peak revenue multiple range of 0.2x to 1.6x derived from the above analysis of the Phase 2b data through approval companies to CoLucid’s estimated peak revenues of $1.1 billion (based upon the Financial Projections). This analysis indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $14.00 to $87.00.

MTS also applied an enterprise value to estimated calendar year 2017 revenue multiple range of 2.1x to 4.5x derived from the above analysis of the commercial CNS companies to CoLucid’s estimated calendar year 2021 revenues (discounted at 13% to the assumed transaction date of March 31, 2017 and applying a probability of success of 85%) of $438 million (based upon the Financial Projections). MTS also applied an enterprise value to estimated calendar year 2018 revenue multiple range of 1.9x to 3.6x derived from the above analysis of the commercial CNS companies to CoLucid’s estimated calendar year 2022 revenues (discounted at 13.0% to the assumed transaction date of March 31, 2017 and applying a probability of success of 85%) of $555 million. This analysis indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $35.00 to $71.00 using the estimated calendar year 2017 revenue multiple range, and $40.00 to $72.00 using the estimated calendar year 2018 revenue multiple range.

MTS compared these implied per Share value ranges to the consideration of $46.50 per Share to be received by the holders of Shares (other than Lilly, Purchaser, and their respective affiliates and holders of Excluded Shares) pursuant to the Merger Agreement and CoLucid’s closing price on January 13, 2017 of $34.30 per Share.

Comparable Acquisitions Analysis. MTS reviewed and analyzed the proposed financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions. MTS examined selected business combinations since January 1, 2012 where the target company was a Phase 2 data through approval (and not launched) company that MTS judged to be relevant based on its experience and professional judgment. MTS reviewed and analyzed certain publicly available information for the following 12 business combinations:

Date Announced	Target	Acquiror
08-31-2016	Cynapsus Therapeutics, Inc.	Sunovion Pharmaceuticals Inc.
01-19-2016	Biotie Therapies Corp.	Acorda Therapeutics, Inc.
07-26-2015	Naurex, Inc.	Allergan plc
03-30-2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Limited
01-16-2015	Trophos SA	Roche Holding AG
09-24-2014	Civitas Therapeutics, Inc.	Acorda Therapeutics, Inc.
06-03-2014	Labrys Biologics, Inc.	Teva Pharmaceutical Industries Limited
05-08-2014	Chelsea Therapeutics International Ltd.	H. Lundbeck A/S
01-08-2014	NuPathe, Inc.	Teva Pharmaceutical Industries Limited
01-13-2014	Aerial BioPharma LLC	Jazz Pharmaceuticals Public Limited Company
01-22-2013	MAP Pharmaceuticals, Inc.	Allergan plc
10-22-2012	Nextwave Pharmaceuticals, Inc.	Pfizer, Inc.

Although none of the selected transactions is directly comparable to the Transactions contemplated by the Merger Agreement, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to CoLucid, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of CoLucid and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS obtained from SEC filings, relevant press releases, Thomson Reuters Recap, S&P Capital IQ and company websites as of January 13, 2017. Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s considerations and because contingent value rights (“CVRs”) were common for the comparable transactions. Using this information, MTS calculated, for each selected transaction (i) the upfront transaction value as a multiple of estimated peak revenues of the target company (to the extent available) and (ii) the total transaction value as a multiple of estimated peak revenues of the target company (to the extent available).

The results of the analysis for these selected comparable acquisitions are summarized as follows:

	Upfront Transaction Value (in millions)	Total Transaction Value (in millions)	Estimated Peak Revenue (in millions)	Total Transaction Value/Estimated Peak Revenue Multiple
Max	$3,406	$3,406	$2,500	3.97x
Mean	$630	$797	$772	1.40x
Median	$392	$572	$565	0.87x
Min	$125	$288	$100	0.33x

MTS subtracted CoLucid’s net debt from the upfront and total transaction values of the target companies in the selected transactions to arrive at equity values and then divided by CoLucid’s fully-diluted Shares outstanding as of January 13, 2017 to arrive at an implied per Share value range. Given that Teva Pharmaceutical Industries Limited’s acquisition of Auspex Pharmaceuticals, Inc.was a significant outlier, MTS conducted its analysis both with and without the Teva-Auspex transaction. The analysis with the Teva-Auspex transaction indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $10.00 to $167.00 by using the upfront transaction value and $14.00 to $167.00 by using the total transaction value. The analysis without the Teva-Auspex transaction indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $10.00 to $44.00 by using the upfront transaction value and $14.00 to $44.00 by using the total transaction value.

MTS also applied a total transaction value to peak revenue multiple range of 0.3x to 4.0x derived from the above analysis of the selected comparable transactions to CoLucid’s estimated peak revenues of $1.1 billion (based upon the Financial Projections). This analysis indicated an implied per Share value range, rounded to the nearest $1.00 per Share, of $19.00 to $210.00.

MTS compared these implied per Share value ranges to the consideration of $46.50 per Share to be received by the holders of Shares (other than Lilly, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Merger Agreement and CoLucid’s closing price on January 13, 2017 of $34.30 per Share.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, MTS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS Opinion was one of the many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the holders of Shares pursuant to the Offer and the Merger or of whether the Board would have been willing to agree to different consideration. The consideration to be received by the holders of Shares pursuant to the Offer and the Merger was determined through arm’s-length negotiations between CoLucid and Lilly and was approved by the Special Committee and the Board. MTS and its affiliates provided advice to CoLucid during these negotiations. However, neither MTS nor any of its affiliates recommend any specific amount of consideration to CoLucid or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (including those in the healthcare industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS Health Partners, L.P. acted as financial advisor to CoLucid in connection with the Transactions and participated in certain of the negotiations leading to the Merger Agreement. The Company selected MTS Health Partners, L.P. because it is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions, including transactions similar to the Offer and the Merger. Pursuant to an engagement letter agreement, dated as of June 30, 2016, between CoLucid and MTS Health Partners, L.P., CoLucid engaged MTS Health Partners, L.P. to act as its financial advisor in connection with CoLucid’s consideration, evaluation and/or exploration of certain potential financings, mergers and acquisitions transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS Health Partners, L.P.’s internal policies, MTS Securities, LLC rather than MTS Health Partners, L.P. delivered the fairness opinion. As compensation for MTS’s and its affiliates’ financial advisory services, CoLucid paid a non-refundable retainer fee of $150,000 and paid a fee of $500,000 for rendering the MTS Opinion in connection with Board’s consideration of the proposed transaction with Lilly, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached within the MTS Opinion. Upon consummation of the Offer, CoLucid will be obligated to pay a fee equal to approximately $13.8 million with all fees previously paid pursuant to the engagement letter by CoLucid credited towards such amount, including the $500,000 paid upon delivery of the MTS Opinion, and the $150,000 in retainer fees that was paid by CoLucid. In addition, CoLucid also agreed to reimburse MTS and its affiliates for its direct and out-of-pocket expenses incurred in connection with any of the matters contemplated in the engagement letter. CoLucid also agreed to indemnify MTS and its related parties against various liabilities in connection with MTS’s engagement. MTS and its affiliates may also seek to provide financial advisory services to CoLucid and Lilly in the future and would expect to receive customary fees for the rendering of any such services.

During the two years preceding the date of the MTS Opinion, neither MTS nor MTS Health Partners, L.P. have been engaged by, performed services for, or received any compensation from, CoLucid (other than the engagements and any amounts that were paid under the engagement letter described in this Schedule 14D-9). In addition, during the two years preceding the date of the MTS Opinion, neither MTS nor MTS Health Partners, L.P. have been engaged by, performed services for, or received any compensation from, Lilly.

Certain Unaudited Prospective Financial Information of CoLucid

CoLucid does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with CoLucid’s strategic planning process in September 2016, CoLucid engaged inVentiv Health Consulting to prepare, in coordination with CoLucid’s management team, non-public internal U.S. lasmiditan revenue projections relating to CoLucid’s anticipated product revenues for oral lasmiditan for the fiscal years 2019 through 2031 based on various illustrative assumptions (the “Lasmiditan Product Revenue Projections”). CoLucid’s management team utilized certain portions of the Lasmiditan Product Revenue Projections as it developed the internal financial projections regarding CoLucid’s anticipated future operations described below. CoLucid also provided the Lasmiditan Product Revenue Projections to third parties that received non-public information regarding CoLucid, including Lilly, in November 2016. The following is a summary of the Lasmiditan Product Revenue Projections, which are not risk-adjusted for the probability of success or the probability of attaining the forecasted sales:

($ millions)

Lasmiditan Product Revenue(1)

(Fiscal Year Ending December 31)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Net Product Revenue ($240/240)(2)	$44	$253	$515	$653	$701	$754	$810	$870	$934	$1,004	$1,078	$747	$172
Net Product Revenue ($240/100% Physician Reach)(3)	$91	$600	$1,262	$1,568	$1,685	$1,810	$1,944	$2,089	$2,244	$2,410	$2,589	$1,794	$412
Net Product Revenue ($240/100)(4)	$38	$203	$407	$522	$561	$603	$647	$695	$747	$803	$862	$597	$137
Net Product Revenue ($300/240)(5)	$42	$241	$492	$623	$669	$719	$773	$830	$892	$958	$1,029	$713	$164

(1)	Illustrative product revenue forecasts are not risk adjusted for the probability of success or the probability of attaining the forecasted sales. Revenue forecast is based on the net price to plan (i.e., WAC price less discounts and rates paid to plan). This price does not account for other costs such as distribution and patient assistance programs.
(2)	Assumes U.S. revenue only with a net price of $240 per prescription and 240 sales representatives employed by CoLucid.
(3)	Assumes U.S. revenue only with a net price of $240 per prescription and that the promotional efforts of CoLucid would reach all physicians currently prescribing triptans.
(4)	Assumes U.S. revenue only with a net price of $240 per prescription and 100 sales representatives employed by CoLucid.
(5)	Assumes U.S. revenue only with a net price of $300 per prescription and 240 sales representatives employed by CoLucid.

In November 2016, CoLucid’s management prepared non-public internal financial projections regarding CoLucid’s anticipated future operations for the fiscal years 2017 through 2030 (the “Financial Projections” and, together with the Lasmiditan Product Revenue Projections, the “Forecasts”). The Financial Projections were provided to and reviewed with the Special Committee at its November 13, 2016 meeting for purposes of considering and evaluating Lilly’s non-binding indication of interest. The Financial Projections were updated in January 2017 to reflect CoLucid’s 2017 operating plan, which was approved by the Board in January 2017, and provided to the Special Committee and the Board during their respective meetings on January 17, 2017, and to MTS in January 2017 in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading “Item 4. The Solicitation or Recommendation—Opinion of CoLucid’s Financial Advisor.” The following is a summary of the Financial Projections provided to the Special Committee, the Board and MTS in January 2017:

($ millions)

Projected Income Statement (Non-Risk Adjusted)(1), (2)

(Fiscal Year Ending December 31)	2017E(4)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Net Product Revenue	$—	$—	$44	$253	$515	$653	$701	$754	$810	$870	$934	$1,004	$1,078	$747
Net Revenue(3)	$—	$1	$44	$232	$460	$593	$636	$683	$732	$786	$844	$905	$972	$677
Gross Profit	$—	$1	$39	$207	$408	$526	$565	$606	$650	$697	$748	$803	$862	$601
Pre-Tax Profit	$(53)	$(58)	$(104)	$69	$265	$379	$412	$448	$486	$528	$574	$624	$676	$461
Net Income(5)	$(53)	$(58)	$(104)	$69	$265	$246	$256	$278	$301	$327	$356	$387	$419	$286

(1)	Assumes U.S. revenue for oral lasmiditan only with a net price of $240 per prescription and 240 sales representatives employed by CoLucid.
(2)	Assumes oral lasmiditan advances in development to commercialization in 2019 and achieves future milestone and royalty payments under the License Agreement with Lilly based on management’s forecasts.
(3)	Net Revenue reflects revenue-linked payments to Lilly pursuant to the License Agreement.
(4)	Includes only the second quarter through the fourth quarter for 2017.
(5)	Assumes a tax rate of 38% and a net operating loss balance of $127.9 million as of December 31, 2016.

Although the SAMURAI trial was successful, CoLucid’s management determined that it would be appropriate to risk-adjust the Financial Projections due to the fact that the results of both the second, confirmatory pivotal Phase 3 clinical trial and the Phase 3 long-term, open-label clinical trial of lasmiditan were yet unknown and the FDA’s final approval of the new drug application for lasmiditan was yet to be completed. Based on CoLucid’s management’s experience, it was determined that a factor of 85% appropriately reflected the risks discussed above. As such, the following risk-adjusted Financial Projections reflect revenue and associated expenses beyond the date of approval multiplied by a risk factor of 85%. At the direction of CoLucid’s management, these risk-adjusted Financial Projections were used by MTS in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading “Item 4. The Solicitation or Recommendation—Opinion of CoLucid’s Financial Advisor.”

($ millions)

Projected Income and Cash Flow Statement (Risk Adjusted)(1)

(Fiscal Year Ending December 31)	2017E(3)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Net Product Revenue	$—	$—	$38	$215	$438	$555	$596	$641	$688	$739	$794	$853	$917	$635
Net Revenue(2)	$—	$1	$37	$198	$393	$506	$543	$582	$624	$670	$719	$771	$828	$577
Gross Profit	$—	$1	$33	$176	$348	$449	$482	$517	$554	$595	$638	$684	$734	$512
Pre-Tax Profit	$(53)	$(58)	$(89)	$59	$227	$324	$352	$382	$415	$450	$490	$532	$577	$393
Net Income(4)	$(53)	$(58)	$(89)	$59	$227	$224	$218	$237	$257	$279	$304	$330	$358	$244
Free Cash Flow(5)	$(55)	$(61)	$(89)	$21	$183	$202	$210	$229	$248	$269	$293	$318	$354	$288

(1)	Probabilized Net Product Revenue as shown is based on management’s assumption that lasmiditan had an 85% probability of success.

(2)	Net Revenue includes a discount for revenue-linked payments to Lilly pursuant to the Lilly Agreement with Lilly.
(3)	Includes only the second quarter through the fourth quarter for 2017.
(4)	Assumes a tax rate of 38% and a net operating loss balance of $127.9 million as of December 31, 2016.
(5)	Free Cash Flow is equal to Net Income minus changes in net working capital.

Certain of the financial measures used in the Forecasts are non-GAAP financial measures. CoLucid’s management included such measures in the Forecasts because management believed that such measures may be useful in evaluating, on a prospective basis, CoLucid’s and the Surviving Corporation’s potential operating performance and cash flow. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The non-GAAP financial measures included in the Forecasts constitute forward-looking information. CoLucid believes that a reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP would require CoLucid to quantify, for future periods, its stock-based compensation expense, restructuring charges, expenses related to non-routine stockholder matters, acquisition related expenses, and depreciation and amortization expense. Without unreasonable efforts, none of these components can be quantified for the projection period of 2017 through 2030 due to the combination of variability and volatility of such components, any of which may, depending on the size of the components, have a significant impact on reconciliation.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give CoLucid’s stockholders access to information that was made available to the Special Committee, the Board, MTS and third parties that received non-public information regarding CoLucid, including Lilly, and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Special Committee, the Board, their advisors or any other person considered, or now considers, it to be material or to be an assurance that the Forecasts will be realized or that the assumptions and estimated underlying the Forecasts were correct. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP.

CoLucid’s independent registered public accounting firm did not compile, examine or perform any procedures with respect to the Forecasts, and has not expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for the information contained in the Forecasts. The Grant Thornton reports included in CoLucid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relate solely to the historical financial information of CoLucid and to an assessment of CoLucid’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so. MTS did not conduct any independent verification of the Forecasts, and expressed no view as to the Forecasts or the assumptions on which they were based.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of CoLucid, may not be realized. There can be no assurance that the Forecasts will be realized, or that the underlying assumptions were correct. Actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither CoLucid nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and subjective in many respects. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year.

Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in CoLucid’s SEC filings, including CoLucid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, and described under the section below entitled “Forward-Looking Statements.” The Forecasts also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for CoLucid’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Forecasts were prepared. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the Forecasts set forth above. The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. CoLucid has made no representation to Lilly or its affiliates, in the Merger Agreement or otherwise, concerning the Forecasts. Readers of this document are cautioned not to rely on the Forecasts. CoLucid does not intend to update or otherwise revise the Forecasts, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the consummation of the Offer and the Merger. Further, the Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender

To the knowledge of CoLucid, each executive officer and director of CoLucid currently intends to tender all of their Shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained MTS as its financial advisor in connection with the Transactions and, in connection with such engagement, MTS Securities provided to the Board MTS’s opinion described in “Item 4. The Solicitation or Recommendation—Opinion of CoLucid’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Board selected MTS as its financial advisor due to its familiarity with CoLucid, as well as its reputation, capabilities and track record in transactions in the biotechnology space.

In connection with MTS’s services as the Board’s financial advisor, CoLucid has agreed to pay MTS an aggregate fee currently estimated to be approximately $13.8 million, with all fees previously paid to MTS credited towards such amount, including the $500,000 paid upon delivery of the MTS Opinion and the $150,000 in retainer fees that was paid to MTS by CoLucid. In addition, CoLucid has agreed to indemnify MTS and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither CoLucid nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to CoLucid’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by CoLucid or, to the knowledge of CoLucid after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)		Nature of Transaction
Linda Hogan	December 5, 2016	186	$7.56		Shares issued upon exercise of vested stock option award(1)

Linda Hogan	December 5, 2016	186	$38.75		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Linda Hogan	December 5, 2016	1,678	$10.00		Shares issued upon exercise of vested stock option award(2)

Linda Hogan	December 5, 2016	1,678	$38.75		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Thomas Mathers	December 5, 2016	3,756	N/A		Shares issued upon vesting of restricted stock units(3)

Thomas Mathers	December 5, 2016	1,502	$38.75		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Matthew Dallas	January 3, 2017	1,473	$36.25		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Bernice Kuca	January 3, 2017	772	$36.25		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Alison Lawton	January 3, 2017	658	$30.40		Stock option award in lieu of cash compensation under Non-Employee Director Compensation Policy(4)

Luc Marengere	January 3, 2017	658	$30.40		Stock option award in lieu of cash compensation under Non-Employee Director Compensation Policy(4)

Marvin White	January 3, 2017	658	$30.40		Stock option award in lieu of cash compensation under Non-Employee Director Compensation Policy(4)

Linda Hogan	January 3, 2017	718	$6.75		Shares issued upon exercise of vested stock option award(5)

Linda Hogan	January 3, 2017	718	$36.25		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Linda Hogan	January 4, 2017	185	$7.56		Shares issued upon exercise of vested stock option award(1)

Linda Hogan	January 4, 2017	185	$36.40		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Linda Hogan	January 5, 2017	1,677	$10.00		Shares issued upon exercise of vested stock option award(2)

Linda Hogan	January 5, 2017	477	$33.5548	(6)	Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)			Nature of Transaction

Linda Hogan	January 5, 2017	600		$34.40		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Linda Hogan	January 5, 2017	600		$35.6083	(7)	Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Thomas Mathers	January 5, 2017	3,755	$	N/A		Shares issued upon vesting of restricted stock units(3)

Thomas Mathers	January 5, 2017	802		$34.2462	(8)	Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Thomas Mathers	January 5, 2017	200		$34.8625	(9)	Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

Thomas Mathers	January 5, 2017	500		$35.60		Shares sold pursuant to a written plan intended to comply with Rule 10b5-1(c)(i)

(1)	Options vest as follows: one-third of the shares vested on August 4, 2016, and the remaining shares vest in a series of 36 successive equal monthly installments upon completion of each additional month of service.
(2)	Options vest as follows: one-third of the shares vested on May 5, 2016, and the remaining shares vest in a series of 36 successive equal monthly installments upon completion of each additional month of service.
(3)	RSUs vest as follows: 50% of the RSUs vested on November 5, 2015; 12.5% of the RSUs vested on May 5, 2016; and the remaining RSUs vest in a series of 36 successive equal monthly installments upon completion of each additional month of service.
(4)	Options vested on January 3, 2017.
(5)	Options vest in a series of 48 successive equal monthly installments with the first monthly installment vesting on the grant date and the future installments vesting on the first day of each calendar month.
(6)	Represents the sale of 477 shares in multiple transactions, ranging in price from $33.40 to $34.00 per share, resulting in a weighted average sale price of $33.5548. Ms. Hogan will provide, upon request by the SEC Staff, CoLucid or a security holder of CoLucid, full information regarding the number of shares sold at each price within the range.
(7)	Represents the sale of 600 shares in multiple transactions, ranging in price from $35.60 to $35.65 per share, resulting in a weighted average sale price of $35.6083. Ms. Hogan will provide, upon request by the SEC Staff, CoLucid or a security holder of CoLucid, full information regarding the number of shares sold at each price within the range.
(8)	Represents the sale of 802 shares in multiple transactions, ranging in price from $33.45 to $34.40 per share, resulting in a weighted average sale price of $34.2462. Mr. Mathers will provide, upon request by the SEC Staff, CoLucid or a security holder of CoLucid, full information regarding the number of shares sold at each price within the range.
(9)	Represents the sale of 200 shares in multiple transactions, ranging in price from $34.50 to $35.225 per share, resulting in a weighted average sale price of $34.8625. Mr. Mathers will provide, upon request by the SEC Staff, CoLucid or a security holder of CoLucid, full information regarding the number of shares sold at each price within the range.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, CoLucid is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of CoLucid’s securities by CoLucid or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving

CoLucid; (iii) any purchase, sale or transfer of a material amount of assets of CoLucid; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of CoLucid.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

The information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Transactions” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by CoLucid to its stockholders of appraisal rights in connection with the Merger under Section 262.

If a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to CoLucid a written demand for appraisal of Shares held, which demand must reasonably inform CoLucid of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The address for delivery of demand for appraisal is:

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

Attention: Corporate Secretary

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

State Takeover Laws

CoLucid is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

CoLucid conducts business in a number of states throughout the United States, some of which have enacted takeover laws. CoLucid, Purchaser and Lilly do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, CoLucid, Purchaser and Lilly will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, CoLucid, Purchaser and Lilly may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. For additional information, see Section 15—“Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Lilly and CoLucid filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 27, 2017.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City Time, on February 13, 2017. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and CoLucid may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to CoLucid or by CoLucid supplying the requested information, CoLucid is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or CoLucid to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. For additional information, see Section 15—“Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

Based upon an examination of publicly available information and other information relating to the businesses in which CoLucid is engaged, Lilly and CoLucid believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Lilly nor CoLucid can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. For additional information, see Section 15—“Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of CoLucid stockholders will be necessary to effect the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CoLucid, please see CoLucid’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements related to present facts or current conditions or of historical facts, contained in this Schedule 14D-9 are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Schedule 14D-9 include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and the Merger, uncertainties as to how many of CoLucid’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause CoLucid’s actual results to differ materially from those discussed in forward-looking statements are discussed in CoLucid’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of CoLucid’s filings with the SEC may be obtained at the “For Investors” section of CoLucid’s website at www.colucid.com. The forward-looking statements made in this Schedule 14D-9 are made only as of the date of this Schedule 14D-9, and CoLucid undertakes no obligation to update them to reflect subsequent events or circumstances, except as may be required by law.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated January 31, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Lilly and Purchaser on January 31, 2017 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated January 31, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Lilly and CoLucid dated January 18, 2017 (incorporated by reference to Exhibit 99.1 to CoLucid’s Form 8-K filed January 18, 2017).

(a)(5)(B)	Opinion of MTS Securities, LLC dated January 17, 2017 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated January 17, 2017, by and among CoLucid, Lilly and Purchaser (incorporated by reference to Exhibit 2.1 to CoLucid’s Current Report on Form 8-K filed January 18, 2017).

(e)(2)	Form of Tender and Support Agreement, dated January 17, 2017, by and among Lilly, Purchaser, and certain stockholders of CoLucid (incorporated by reference to Exhibit 10.1 to CoLucid’s Current Report on Form 8-K filed January 18, 2017).

(e)(3)	Confidentiality Agreement, dated September 19, 2016, by and between CoLucid and Lilly (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amended and Restated Development and License Agreement, dated February 10, 2015, by and between CoLucid and Lilly (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to CoLucid’s Registration Statement on Form S-1 filed on April 23, 2015 (File No. 333-203100)).

(e)(5)	Employment Agreement, dated January 13, 2015, by and between CoLucid and Thomas P. Mathers (incorporated by reference to Exhibit 10.5 to CoLucid’s Registration Statement on Form S-1 filed on March 30, 2015 (File No. 333-203100)).

(e)(6)	Amendment, dated October 6, 2016, to Employment Agreement, dated January 13, 2015, by and between CoLucid and Thomas P. Mathers (incorporated by reference to Exhibit 10.1 to CoLucid’s Current Report on Form 8-K filed October 12, 2016).

(e)(7)	Employment Agreement, dated February 7, 2015, by and between CoLucid and Matthew Dallas (incorporated by reference to Exhibit 10.6 to CoLucid’s Registration Statement on Form S-1 filed on March 30, 2015 (File No. 333-203100)).

(e)(8)	Amendment, dated October 6, 2016, to Employment Agreement, dated February 7, 2015, by and between CoLucid and Matthew Dallas (incorporated by reference to Exhibit 10.2 to CoLucid’s Current Report on Form 8-K filed October 12, 2016).

(e)(9)	Letter Agreement, dated September 16, 2015, by and between CoLucid and Bernice Kuca (incorporated by reference to Exhibit 10.1 to CoLucid’s Quarterly Report on Form 10-Q filed on November 10, 2015).

(e)(10)	Letter Agreement, dated November 7, 2015, by and between CoLucid and Raymond Skwierczynski, Ph.D. (incorporated by reference to Exhibit 10.14 to CoLucid’s Annual Report on Form 10-K filed on March 24, 2016).

(e)(11)	Amended and Restated Consulting Agreement, dated September 16, 2015, by and between CoLucid and LLH Associates, LLC (incorporated by reference to Exhibit 10.3 to CoLucid’s Quarterly Report on Form 10-Q filed on November 10, 2015).

(e)(12)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to CoLucid’s Registration Statement on Form S-1 filed on March 30, 2015 (File No. 333-203100)).

(e)(13)	Form of Option Agreement under 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to CoLucid’s Registration Statement on Form S-1 filed on March 30, 2015 (File No. 333-203100)).

(e)(14)	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(15)	Form of Incentive Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(16)	Form of Non-Statutory Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(17)	Form of Restricted Stock Unit Award Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(18)	Form of Restricted Stock Unit Award Agreement under 2015 Equity Incentive Plan (for use beginning in March 2016) (incorporated by reference to Exhibit 10.1 to CoLucid’s Quarterly Report on Form 10-Q filed May 11, 2016).

(e)(19)	Form of Directors Restricted Stock Award Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(20)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to CoLucid’s Registration Statement on Form S-1 filed on April 20, 2015 (File No. 333-203100)).

(e)(21)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to CoLucid’s Registration Statement on Form S-1 filed on March 30, 2015 (File No. 333-203100)).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CoLucid Pharmaceuticals, Inc.

Dated: January 31, 2017	By:	/s/ Thomas P. Mathers
	Name:	Thomas P. Mathers
	Title:	Chief Executive Officer

ANNEX A

OPINION OF MTS SECURITIES, LLC

MTS SECURITIES, LLC

CONFIDENTIAL

January 17, 2017

Board of Directors

CoLucid Pharmaceuticals, Inc.

222 Third Street

Cambridge, Massachusetts 02142

Members of the Board of Directors:

We understand that CoLucid Pharmaceuticals, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of January 17, 2017 (the “Merger Agreement”), by and among Eli Lilly and Company, an Indiana corporation (“Parent”), ProCar Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Parent will cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of $46.50 (the “Offer Consideration”), net to the seller in cash, without interest. We further understand that the Merger Agreement further provides that, following acceptance for payment of shares of Company Common Stock pursuant to the Offer, Merger Sub shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock that is not validly tendered and accepted pursuant to the Offer (other than shares of Company Common Stock (A) owned by Parent, Merger Sub, the Company or any direct or indirect subsidiary of Parent or (B) held by stockholders who are entitled to demand, and who properly demanded, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (all such shares, the “Excluded Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) of the Offer Consideration to be received by such holders in connection with the Transaction.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)	reviewed the financial terms of a draft copy of the Merger Agreement as of January 17, 2017, which was the most recent draft available to us (the “Draft Merger Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

(iv)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(v)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iv) above;

(vi)	compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

(vii)	reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that we deemed relevant;

(viii)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows; and

(ix)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect the Transaction that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from experts, and we have relied with your consent on any assessments made by experts to the Company with respect to such matters. We have not conducted any independent verification of the Company Projections, and we express no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, our opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to us, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof and that the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of the Merger Agreement will be in all respects relevant to our analysis identical to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transaction.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) of the Offer Consideration to be received by such holders pursuant to the Transaction and does not address any other terms in the Merger Agreement or any other agreement relating to the Transaction or any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction. Our opinion set forth below does not address the Company’s underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of the Transaction. We have not been requested to opine as to, and our opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the stockholders of the Company in connection with the Transaction or with respect to the fairness of any such compensation.

It is understood that this letter and the opinion set forth below are provided to the Board of Directors of the Company for its information in connection with its consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors or any stockholder of the Company as to how to vote or take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide financial advisory and financing services to the Company, Parent or their respective affiliates in the future and expect to receive fees for the rendering of any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS SECURITIES, LLC

MTS SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4